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EXHIBIT 3

Management's Discussion and Analysis of Operations and Financial Position

For the year ended December 31, 2004

        Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of MI Developments Inc. ("MID" or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the year ended December 31, 2004. Unless otherwise noted, all amounts are in United States ("U.S.") dollars and all tabular amounts are in thousands of U.S. dollars. This MD&A should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements, which are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). This MD&A is prepared as at March 10, 2005. Additional information relating to MID, including the Annual Information Form for fiscal 2004, can be found on the Company's website at www.midevelopments.com and from SEDAR at www.sedar.com.

GENERAL

Overview

        MID's principal business is the ownership, management, leasing, development and acquisition of industrial and commercial properties in North America and Europe (the "Real Estate Business"). The Company also holds a controlling investment in Magna Entertainment Corp. ("Magna Entertainment" or "MEC"), a publicly-traded company that, based on revenues, is North America's number one owner and operator of horse racetracks, and one of the world's leading suppliers, via simulcasting, of live horseracing content to the growing inter-track, off-track and account wagering markets.

        MEC's racetrack properties, which include excess or under-utilized lands adjacent to some of the racing operations, are located in some of the premier urban real estate markets in the U.S. MEC plans to develop these under-utilized lands and, in some cases, re-develop the properties used in its racing operations. MID views MEC as a strategic investment that provides MID the opportunity to participate in the development and/or re-development of lands and such properties.

Spin-off Transactions

        MID is the successor to the real estate division of Magna International Inc. ("Magna"), which was reorganized as an autonomous business unit within Magna between August 1998 and January 1999.

        On July 7, 2003, Magna announced a reorganization (the "Spin-off Transactions") under which, subject to shareholder and regulatory approvals, it planned to distribute 100% of the shares of MID to Magna's shareholders. As part of the planned Spin-off Transactions, MID would hold a 59% equity interest in MEC. On August 19, 2003, at a special meeting of shareholders, the Spin-off Transactions were approved by over 97% of the votes cast by holders of each of Magna Class A Subordinate Voting Shares and Magna Class B Shares, with each class voting separately.

        A distribution of one MID Class A Subordinate Voting Share for every two Magna Class A Subordinate Voting Shares and one MID Class B Share for every two Magna Class B Shares was made on September 2, 2003 to Magna shareholders of record at the close of business on August 29, 2003. For further details on the initial public distribution of the MID Class A Subordinate Voting Shares and the MID Class B Shares, including a more detailed discussion of the Spin-off Transactions, refer to MID's Prospectus dated August 18, 2003, available on the Company's website.

Segments

        The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. The Company's operations are segmented between wholly-owned operations (the Real Estate Business) and publicly-traded operations (Magna Entertainment). The segregation of operations between wholly-owned and publicly- traded recognizes the fact that in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas in the case of MEC, such responsibility resides with MEC's separate board of directors and executive management.

        MID controls 96% of the votes attached to MEC's outstanding stock (representing a 59% equity stake), and is therefore required to include MEC in its consolidated financial statements in accordance with GAAP. MEC accounts for approximately 47% of the Company's consolidated total assets as at December 31, 2004 and 85% of the Company's consolidated revenue for the year ended December 31, 2004. The Company's consolidated statements of income (loss), consolidated statements of cash flows, consolidated balance sheets and the MD&A have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

Pro Forma Results of Operations

        In order to provide a more meaningful basis for comparison, the Company has provided unaudited pro forma consolidated statements of income for the years ended December 31, 2003 and 2002. The unaudited pro forma consolidated statements of income for the years ended December 31, 2003 and 2002 show adjustments made to the consolidated statements of income to give effect to the Spin-off Transactions, including business combinations, changes in legal, capital and lease structures, and committed levels of executive compensation for new officers of the Company, as though all of these changes had occurred effective January 1, 2002. Prior to September 2, 2003, the Company's real estate operations were carried out by various of its predecessor entities, all of which were wholly-owned subsidiaries of Magna. The actual financial results for periods prior to September 2, 2003 accordingly reflect a different capital and legal structure of the Company. While management believes these unaudited pro forma consolidated statements of income provide a more relevant comparison of operating results between periods, they are not necessarily indicative of the results of operations for the years ended December 31, 2003 and 2002 that would have resulted if the relevant transactions and changes had taken place as of January 1, 2002 in accordance with the assumptions and adjustments detailed in note 2 to the unaudited pro forma consolidated statements of income.

        Pro forma adjustments apply only to results for the years ended December 31, 2003 and 2002. No pro forma adjustments were required for the year ended December 31, 2004. The discussion of the results of operations of the Real Estate Business, included below under the heading "REAL ESTATE BUSINESS — Real Estate Business Results of Operations", includes a comparison of the actual results for the year ended December 31, 2004 with the pro forma and actual results for the year ended December 31, 2003.

Foreign Currencies

        Fluctuations in the U.S. dollar's value relative to other currencies (in particular, the euro and the Canadian dollar) will result in fluctuations in the reported U.S. dollar value of assets, liabilities, income and cash flow. The table below reflects the changes in the average exchange rates during the years ended December 31, 2004 and 2003, as well as the exchange rates as at the end of those periods between the most common currencies in which the Company conducts business and MID's U.S. dollar reporting currency.

	Average exchange rates for the year ended December 31			Exchange rates as at December 31
	2004	2003	Change	2004	2003	Change
1 Canadian dollar equals U.S. dollars	0.770	0.716	8%	0.831	0.775	7%
1 euro equals U.S. dollars	1.245	1.132	10%	1.354	1.259	8%

        The results of foreign operations are translated into U.S. dollars using the average exchange rates for the year as shown in the table above. The significant changes in these foreign exchange rates for the year impacted the reported U.S. dollar amounts of the Company's revenues, expenses and income. From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but has not and will not enter into such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

SIGNIFICANT EVENTS

Public Offering of Debentures

        On March 19, 2004, MID received a receipt for a final Base Shelf Prospectus (the "Prospectus") from Canadian securities regulatory authorities for the issuance, from time to time, of up to Cdn. $650 million of unsecured debt securities. The Prospectus provides that unless otherwise specified in a prospectus supplement, the net proceeds resulting from the issuance of debt securities under the Prospectus will be used for the Company's general corporate purposes, including developments and acquisitions arising from the Company's ongoing relationship with Magna and its subsidiaries, as well as development and re-development projects that the Company may enter into with respect to land and facilities owned by MEC.

        In December 2004, MID filed a prospectus supplement and issued Cdn. $265.0 million of 6.05% senior unsecured debentures (the "Debentures") due December 22, 2016, at a price of Cdn. $995.70 per Cdn. $1,000.00 of principal amount. Proceeds to MID, net of Cdn. $3.0 million of issue expenses, amounted to Cdn. $260.9 million. The Debentures rank equally with all of MID's existing and future senior unsecured indebtedness.

        The Debentures are redeemable, in whole or in part, at MID's option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a Debenture, a price equal to the price which, if the Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 42.5 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of December 22, 2016.

        MID has used, and intends to further use, the net proceeds from the offering of the debentures to fund ongoing construction projects with Magna, to fund its obligations under the MEC Project Financing (see "MEC Project Financing" below) for the reconstruction of facilities at Gulfstream Park racetrack in Florida and The Meadows racetrack and slot facility in Pennsylvania, and for general corporate purposes.

MEC Project Financing

        On December 9, 2004, MID entered into a loan agreement to provide project financing facilities to MEC of $115.0 million for the reconstruction of facilities at Gulfstream Park racetrack in Florida and $77.0 million for the reconstruction and development of The Meadows racetrack and slot facility in Pennsylvania.

        Advances under the project financing facilities are made available by way of progress draw advances to fund reconstruction of the clubhouse/grandstand facility, backstretch and related site works at Gulfstream, and reconstruction of the clubhouse/grandstand facility, slot machine facility and related site works at The Meadows.

        The project financing facilities have terms of 10 years from the relevant completion dates for the construction projects at Gulfstream and The Meadows. The anticipated completion dates for Gulfstream and The Meadows are the first and fourth quarters of 2006, respectively. Prior to the relevant completion dates, amounts outstanding under each facility will bear interest at a floating rate equal to 2.55% above MID's per annum notional cost of borrowing under its floating rate credit facility, compounded monthly. After the relevant completion date, amounts outstanding under each facility will bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2008, payment of interest will be deferred. Commencing January 1, 2008, MID will receive monthly blended payments of principal and interest based on a 25-year amortization period commencing on the relevant completion date.

        The project financing facilities contain cross-guarantee, cross-default and cross-collateralization provisions. Each facility is secured principally by first-ranking security over the lands forming part of the relevant racetrack operations at Gulfstream and The Meadows and certain lands adjacent to the racetrack operations at Gulfstream and over all other assets of the relevant borrower, excluding licences and permits. In addition, each borrower covenants not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrowers. The Meadows project will require additional financing to fund the cost of other slot related expenditures (slot licence and machines, furnishings and equipment), which MEC is expected to seek from third party lenders or investors. MID has agreed, subject to entering into a satisfactory intercreditor agreement, to subordinate its security in The Meadows facility to the third party lender up to a maximum amount of $110.0 million.

        As at December 31, 2004, MID had a balance of $26.4 million due from MEC under the Gulfstream project facility, including $0.1 million of accrued interest. No amount has been advanced under The Meadows project facility.

Proposed MEC Privatization

        On July 13, 2004, the Company announced its intention to make an offer to acquire all the outstanding shares of Class A Subordinate Voting Stock of MEC not owned by MID (the "Proposed MEC Privatization"). On September 16, 2004, the Company announced that it would not proceed with the offer. In the three months ended September 30, 2004, the Company incurred $2.7 million of costs related to the Proposed MEC Privatization, which costs have been included in the general and administrative expenses of the Real Estate Business.

REAL ESTATE BUSINESS

Overview

        The Real Estate Business of MID comprises a global portfolio of 107 income-producing industrial and commercial properties located in 10 countries including Canada, Austria, the U.S., Mexico, Germany, Belgium, the United Kingdom, Spain, Poland and the Czech Republic. The Company owns properties representing 25.6 million square feet of leasable area with a net book value of approximately $1.2 billion. The lease payments are primarily denominated in three currencies: the euro, the Canadian dollar and the U.S. dollar.

        Magna and its wholly-owned subsidiaries (Cosma, Decoma, Magna Donnelly, Magna Steyr and Tesma) and publicly-traded subsidiary Intier Automotive Inc. ("Intier") (collectively, the "Magna Group") are the tenants of all but two of our income-producing properties (see further discussion under the heading of "QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT RISK — Privatization of Magna Subsidiaries"). The Magna Group, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia.

        The terms of the Real Estate Business' lease arrangements with the Magna Group generally provide for the following:

  •
  Leases on a "triple-net" basis, under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;
  •
  Rent escalations based on either fixed rate steps or inflation;
  •
  Renewal options tied to market rates or inflation;
  •
  Environmental indemnities from the tenant; and
  •
  Tenant's right of first refusal on sale of property.

        The weighted average lease term to expiry of the Real Estate Business' income-producing portfolio at December 31, 2004, disregarding renewal options, is 11 years.

Real Estate Business Results of Operations

Highlights

		Pro Forma		Actual
(in millions, except where noted)	2004	2003	Change	2003	Change
Rental revenues	$128.7	$116.4	11%	$116.2	11%
Net income[1]	$52.2	$49.8	5%	$30.0	74%
Funds from operations ("FFO")[1,2]	$92.7	$87.3	6%	$67.4	38%
Diluted FFO per share[1,2]	$1.92	$1.81	6%	$1.40	37%
Number of income-producing properties	107			106	1%
Leasable area (millions sq. ft.)	25.6			24.4	5%
Annualized lease payments ("ALP")[3]	$141.9			$127.0	12%
Income-producing property, gross ("IPP")	$1,385.1			$1,238.8	12%
ALP as percentage of IPP	10.2%			10.3%

The Real Estate Business' net income, FFO and diluted FFO per share for the year ended December 31, 2004 include the impact of costs related to employee settlement expenses of $5.8 million ($3.7 million net of income taxes) for former executives, and a related non-cash net stock based compensation expense of $1.2million related to stock options previously granted to these executives. In addition, costs of $2.7 million ($2.4 million net of income taxes) were incurred related to the Proposed MEC Privatization. The Company's net income further includes a future income tax charge of $1.4 million in order to revalue downwards future tax assets and liabilities related to European operations to reflect decreases in corporate income tax rates. Excluding the impact of these items, during the year ended December 31, 2004, net income was $60.9 million, FFO was $98.8 million, and the diluted FFO per share amount was $2.05.

FFO is a measure widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO and diluted FFO per share do not have standardized meaning under Canadian GAAP and therefore may not be comparable to similar measures presented by other companies. For a reconciliation of FFO to net income, see the table under the heading "REAL ESTATE RESULTS OF OPERATIONS — Funds From Operations".

Annualized lease payments represent what the total annual rent of the Company would be if the lease payments as at the last day of the fiscal year were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at December 31 as noted previously in the table under the heading "GENERAL — Foreign Currencies".

Rental Revenue

(in millions)
Pro forma rental revenue, year ended December 31, 2003	$116.4
Effect of changes in foreign currency exchange rates	7.5
Contractual rent increases	4.3
Completed projects on-stream	3.6
Decrease in straight-line rent adjustment	(2.6)
Vacancies	(0.3)
Other	(0.2)
Rental revenue, year ended December 31, 2004	$128.7

        The strengthening of the average exchange rates for the euro and Canadian dollar against the U.S. dollar had a significant positive effect on reported U.S. dollar rental revenues.

        The actual rental revenue for the year ended December 31, 2003 was $116.2 million, or $0.2 million lower than the pro forma amount of $116.4 million. The difference represents pro forma incremental rental revenue for January 2003 from three Tesma facilities acquired on January 31, 2003, for which rental income commenced in February 2003.

        The Real Estate Business records annual rental revenue from operating leases based on a straight-lining of the total rents called for contractually over the term of the lease. In North America, certain leases have fixed rent escalations every five years pursuant to which basic rent increases by a set percentage. Thus, the amount of revenue recorded on a lease in its early years exceeds the amount of the actual lease payments received in those years, whereas in the later years of the lease, the amount of revenue recorded is less than the amount of the actual lease payments.

        The following table shows geographically the impact on rental revenues resulting from the straight-lining of rents in North America and Europe.

	For the year ended December 31, 2004			For the year ended December 31, 2003
	Actual Leases Payments	Impact of Straight-lining	Rental Revenue Reported	Actual Leases Payments	Impact of Straight- lining	Rental Revenue Reported
North America	$69,117	$(300)	$68,817	$60,842	$2,313	$63,155
Europe	59,870	—	59,870	53,025	—	53,025
	$128,987	$(300)	$128,687	$113,867	$2,313	$116,180

Interest Income from MEC

        Interest income from MEC of $0.1 million for the year ended December 31, 2004 represents the interest charged to MEC on the MEC Project Financing discussed previously.

General and Administrative Expenses

        General and administrative expenses for the year ended December 31, 2004 were $25.5 million compared to the pro forma amount of $11.8 million for the year ended December 31, 2003, for an increase of $13.7 million. The increase is primarily related to $9.7 million of unusual expenses including $2.7 million related to the Proposed MEC Privatization and $7.0 million in employee settlement expenses for former executives. Included in the employee settlement expenses is a non-cash net stock-based compensation expense of $1.2 million related to stock options previously awarded to these executives. The remaining increase of $4.0 million includes $0.4 million of increased costs due to the weakening of the U.S. dollar in relation to the Canadian dollar and the euro, with the remainder due primarily to incremental public company and staffing costs as a result of the spin-off from Magna (in addition to "committed" executive compensation costs) which were not included in the pro forma amount for 2003.

        The actual general and administrative expenses for the year ended December 31, 2003 were $11.0 million, or $0.8 million lower than the pro forma amount of $11.8 million. The difference is due to the fact that the actual general and administrative expenses do not include incremental "committed" executive compensation costs that were expected to be borne by the Real Estate Business post spin-off.

Depreciation and Amortization Expense

        Depreciation and amortization expense increased 7% to $34.2 million for the year ended December 31, 2004, compared to the pro forma amount of $32.1 million in the year ended December 31, 2003. New projects brought on-stream during 2004 resulted in $0.6 million of this increase. The remaining increase was primarily caused by the strengthening of the euro and Canadian dollar relative to the U.S. dollar.

        The pro forma adjustments to depreciation and amortization expense for the year ended December 31, 2003 were not significant.

Interest (Income) Expense, net

        Net interest income (excluding interest income from the MEC Project Financing discussed previously) was $1.0 million in the year ended December 31, 2004, compared to nominal pro forma interest income for the year ended December 31, 2003. The net interest income earned in the year ended December 31, 2004 was primarily from the short-term investment of cash balances and is net of $0.9 million of interest expense incurred on the Company's long-term debt.

        The reported actual net interest expense for the year ended December 31, 2003 was $25.0 million. Prior to the Spin-off Transactions, almost all interest expense incurred was paid to Magna, which charged interest on intercompany advances to the Real Estate Business. As part of the pro forma adjustments, the intercompany interest has been removed from the pro forma results, as all of the advances from Magna were eliminated as part of the Spin-off Transactions.

Gain (Loss) on Disposal of Real Estate

        In the year ended December 31, 2004, the Real Estate Business recognized a net $0.2 million gain on the disposal of vacant land, compared to a $0.1 million pro forma and actual loss in 2003.

Income Taxes

        As the jurisdictions in which the Real Estate Business operates have different rates of taxation, income tax expense is influenced by the proportion of income earned in each particular country. In the year ended December 31, 2004, the Real Estate Business' income tax expense was $18.0 million, representing an effective income tax rate of 25.6%. The effective rate in 2004 was impacted by $1.8 million of non-tax deductible stock-based compensation expense and a future income tax expense of $1.4 million, as the Real Estate Business was required to revalue downwards its future income tax assets and liabilities related to its European operations to reflect decreases in corporate income tax rates. Excluding the impact of these items, the effective tax rate for the year ended December 31, 2004 was 22.9%. In the year ended December 31, 2003, the pro forma income tax expense was $22.5 million, providing an effective income tax rate of 31.1%. The decrease is due to a change in the amount of income earned in the various countries in which the Real Estate Business operates and/or countries used to finance MID's foreign subsidiaries.

        The actual income tax expense for the Real Estate Business for the year ended December 31, 2003 was $18.0 million, representing an effective tax rate of 37.5%, which was 6.4% higher than the pro forma income tax rate. The difference between the effective tax rates is primarily due to changes in the capital structure of the Real Estate Business following the spin-off from Magna.

Net Income

        The Real Estate Business' net income increased by 5%, or $2.4 million, from $49.8 million of pro forma net income in fiscal 2003 to $52.2 million in fiscal 2004. The increase resulted from increases in revenues of $12.4 million, net interest income of $1.0 million, gains on disposal of real estate of $0.3 million and reduced income tax expense of $4.5 million. These increases to net income were partially offset by an increase in general and administrative expenses of $13.7 million, and an increase in depreciation and amortization of $2.1 million.

        The Real Estate Business' actual net income for fiscal 2003 of $30.0 million was $19.8 million lower than the pro forma net income in fiscal 2003. The decrease was primarily the result of the actual interest expense (less related tax) charged from Magna in 2003, partially offset by lower general and administrative costs.

Funds From Operations

		Pro Forma			Actual
(in thousands, except per share information)	2004	2003	Change		2003	Change
Net income	$52,263	$49,834	5%		$29,972	74%
Add back (deduct) non-cash items:
Depreciation and amortization	34,211	32,122	7%		32,086	7%
Future income taxes	4,350	7,526	(42%	)	7,526	(42%	)
Stock-based compensation expense	1,833	—			—
Straight-line rent adjustment	300	(2,313)			(2,313)
(Gain) loss on disposal of real estate	(216)	114			114
FFO	$92,741	$87,283	6%		$67,385	38%
Diluted FFO per share	$1.92	$1.81	6%		$1.40	37%
Diluted shares outstanding	48,195	48,130			48,130

        The improvement in the Real Estate Business' FFO of $5.5 million in the year ended December 31, 2004 compared to the prior year's pro forma amount is due to the year-over-year increases in revenues of $12.4 million, net interest income of $1.0 million and decreases in straight-line rent adjustments of $2.6 million and cash taxes of $1.3 million. These increases to FFO were partially offset by increases in general and administrative expenses of $11.8 million (excluding non-cash stock-based compensation expense of $1.8 million).

        Excluding the employee settlement expenses of $5.8 million ($3.7 million net of income tax expense) and costs related to the Proposed MEC Privatization of $2.7 million ($2.4 million net of income tax expense) recorded in the year ended December 31, 2004, FFO was $98.8 million (diluted FFO per share of $2.05), or 13% and $11.6 million higher than the pro forma FFO for the corresponding period of 2003.

        The actual FFO for the year ended December 31, 2003 was $19.9 million lower than the pro forma FFO for 2003 primarily due to the reasons discussed previously under the heading "Net Income".

Annualized Lease Payments

(in millions)
Annualized lease payments, as at December 31, 2003	$127.0
Completed projects on-stream	7.3
Effect of changes in foreign currency exchange rates	5.9
Contractual rent increases	2.5
Vacancies and subsidies	(0.8)
Annualized lease payments, as at December 31, 2004	$141.9

        Annualized lease payments at December 31, 2004 were $141.9 million, an increase of $14.9 million or 12%, compared to annualized lease payments of $127.0 million at December 31, 2003. The table above presents the reasons for the year-over-year increase in annualized lease payments. The decrease in the value of the U.S. dollar against the euro and Canadian dollar during the year ended December 31, 2004 increased annualized lease payments by $5.9 million. Annualized lease payments increased by $7.3 million from completed projects brought on stream including (i) refurbishments to existing facilities which contributed $0.4 million; (ii) the completion of 7 expansion projects with 480 thousand square feet of leasable area, which contributed $2.8 million; and (iii) the completion of 717 thousand square feet of the 938 thousand square foot Bowling Green, Kentucky facility (see further discussion under the heading of "FOURTH QUARTER") which increased annualized lease payments by $4.1 million. Contractual rent increases were realized on approximately 6.8 million square feet of leasable area and from certain land leases with associated increases in annualized lease payments of $2.0 million and $0.5 million, respectively. These were offset by decreases due to subsidies received from governments and vacancies in the amount of $0.8 million.

        The annualized lease payments by currency at December 31, 2004 and December 31, 2003 were as follows:

(in millions, except percentages)	December 31, 2004		December 31, 2003
euro	$62.8	44%	$58.3	46%
Canadian dollar	40.9	29	37.3	29
U.S. dollar	35.9	25	29.3	23
Other	2.3	2	2.1	2

	$141.9	100%	$127.0	100%

Supplementary Real Estate Quarterly Financial Data (Unaudited)

(in thousands, except per share information)

Year Ended December 31, 2004	March 31	June 30	September 30	December 31	Total
Revenue[1]	$32,257	$31,121	$31,398	$33,996	$128,772
Net income[1,2]	11,269	11,905	11,513	17,576	52,263
FFO[1,2]	22,401	23,312	19,774	27,254	92,741
Basic and diluted FFO per share[1,2]	$0.46	$0.48	$0.41	$0.57	$1.92

Year Ended December 31, 2003 (Pro Forma)	March 31	June 30	September 30	December 31	Total
Revenue	$26,734	$29,168	$29,485	$30,969	$116,356
Net income	12,606	13,452	13,445	10,331	49,834
FFO	20,613	21,930	22,043	22,697	87,283
Basic and diluted FFO per share	$0.43	$0.46	$0.46	$0.47	$1.81

Year Ended December 31, 2003 (Actual)	March 31	June 30	September 30	December 31	Total
Revenue	$26,558	$29,168	$29,485	$30,969	$116,180
Net income	4,070	4,641	10,930	10,331	29,972
FFO	12,041	13,119	19,528	22,697	67,385
Basic and diluted FFO per share	$0.25	$0.27	$0.41	$0.47	$1.40

1
Fluctuations in the U.S. dollar's value relative to other currencies (in particular, the euro and the Canadian dollar) result in fluctuations in the reported U.S. dollar value of the Real Estate Business' results of operations. Fluctuations in the quarterly results are driven by these foreign exchange rates. Refer to the section entitled "FOURTH QUARTER" for a summary of the quarterly foreign exchange rates for fiscal 2004.

2
The Real Estate Business' results include (i) the impact of costs related to employee settlement expenses of $7.0 million ($4.9 million net of income taxes), including $3.9 million of costs incurred in the first quarter ($3.0 million net of income taxes) and $3.1 million of costs incurred in the third quarter ($1.9 million net of income taxes), (ii) $2.7 million ($2.4 million net of income taxes) of costs in the third quarter of 2004 related to the Proposed MEC Privatization, and (iii) a $1.4 million net future income tax charge incurred in the second quarter ($2.0 million charge) and fourth quarter ($0.6 million credit) in order to revalue future tax assets and liabilities related to European operations to reflect changes in corporate income tax rates.

Real Estate Business Statements of Cash Flows

Cash Provided by Operating Activities

        The Real Estate Business generated cash flow from operations before changes in non-cash balances of $92.6 million in the year ended December 31, 2004, up $25.3 million from $67.3 million in the year ended December 31, 2003. Cash flow from operations before changes in non-cash balances for 2004 increased over the prior year as a result of increases in net income of $22.3 million, depreciation and amortization expense of $2.1 million, and non-cash stock-based compensation expense of $1.8 million, and a decrease in the non-cash adjustment to income for the straight-lining of rent of $2.6 million. These factors were partially offset by a $3.2 million decrease in future income tax expense and a $0.3 million decrease in other non-cash amounts.

        For the year ended December 31, 2004, the Real Estate Business generated cash of $13.9 million from changes in non-cash balances, compared to the $6.3 million of cash generated from changes in non-cash balances in 2003. The increase of $7.6 million over the prior year is due primarily to reductions in accounts receivable of $8.9 million and prepaid expenses of $0.8 million and an increase in income taxes payable of $1.9 million, partially offset by a decrease in accounts payable and accrued liabilities of $4.0 million. The reduction in receivables relates to the collection early in 2004 of amounts outstanding at December 31, 2003 due to rental contract negotiations.

Cash Used In Investing Activities

        For the year ended December 31, 2004, the Real Estate Business spent $83.7 million in real estate property development expenditures. The major components of real estate property investments in 2004 were $45.7 million to acquire and develop a 938 thousand square foot greenfield facility in Bowling Green, Kentucky (see further discussion under the heading of "FOURTH QUARTER"), $10.1 million to acquire and develop a 155 thousand square foot facility in Mississauga, Ontario, $5.9 million spent to acquire and expand a facility in Germany, and $22.0 million in development expenditures for various other projects undertaken for the Magna Group. The Real Estate Business received proceeds from the sale of real estate properties of $2.5 million. Cash used in investing activities by the Real Estate Business also includes $26.3 million loaned to MEC under the MEC Project Financing discussed previously.

Cash Provided By Financing Activities

        In the year ended December 31, 2004, the Real Estate Business raised $213.1 million of cash from the issuance of the Debentures, net of $2.4 million of issue costs, and made repayments of long-term debt of $0.6 million. In addition, $1.5 million of cash was generated from the issuance of 60 thousand Class A Subordinate Voting Shares upon the exercise of stock options, while dividends of $17.3 million were paid out on MID's Class A Subordinate Voting Shares and Class B Shares. A further $0.5 million was spent by the Company's subsidiaries in association with capital transactions.

Real Estate Business — Real Estate Assets

Overview

        The Real Estate Business' real estate assets are comprised of income-producing properties, properties under development, properties held for development, and properties held for sale. The net book values of the Real Estate Business' real estate assets are as follows:

(in millions)	December 31, 2004	December 31, 2003
Income-producing real estate properties	$1,189.4	$1,087.9
Properties held for development	105.4	124.9
Properties under development	31.5	8.7
Properties held for sale	31.4	6.0

Real estate properties, net	$1,357.7	$1,227.5

Income-Producing Properties

        At December 31, 2004, the Real Estate Business had 107 income-producing properties under operating leases, representing 25.6 million square feet of rentable space. The income-producing properties are comprised predominantly of industrial plants strategically located and used by the Magna Group primarily to provide automotive parts and modules for assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 3% of the total square footage of income-producing properties, including the head offices of the Magna Group. The income-producing portfolio is situated in Austria, Canada, the U.S., Germany, Mexico, and five other European countries. The book value of the income-producing portfolio by country as at December 31, 2004 was as follows:

(in millions, except percentages)	Book Value	Percent of Total
Austria	$381.8	32%
Canada	343.5	29
U.S.	235.0	20
Germany	121.1	10
Mexico	68.6	6
Other European countries	39.4	3

	$1,189.4	100%

Properties Under Development

        Development properties consist of projects currently in progress. At December 31, 2004, there were five properties under development including two in Canada and one in each of the U.S., Mexico and the Czech Republic. These developments include new greenfield construction projects and expansions to existing facilities and, when completed, will add 0.6 million square feet to our income-producing portfolio. The total anticipated project costs related to these projects are approximately $47.1 million, of which $31.5 million had been spent as of December 31, 2004.

Properties Held for Development

        At December 31, 2004, the Real Estate Business had 719.5 acres of land with a net book value of $105.4 million held for future development, down from 1,095.0 acres of land with a net book value of $124.9 million at December 31, 2003. The decrease in the net book value of properties held for development during the year ended December 31, 2004 of $19.5 million was due to the following reasons:

  •
  the transfer of land with net book value of $1.5 million to properties under development;
  •
  the sale of land with net book value of $1.4 million;
  •
  the leasing of vacant land with net book value of $2.3 million, resulting in the land being classified as income-producing property; and
  •
  the classification of land with net book value of $23.9 million as held for sale;

  partially offset by:

  •
  the purchase of new property for development for $3.7 million;
  •
  additional costs related to existing properties of $1.9 million; and
  •
  the weakening of the U.S. dollar against the euro and the Canadian dollar, resulting in an increase of $4.0 million in properties held for development.

Properties Held for Sale

        At December 31, 2004, properties held for sale had a net book value of $31.4 million. In the U.S., properties held for sale consisted of three properties totaling 131 thousand square feet with a net book value of $2.1 million and a 273.0 acre parcel of vacant land with a book value of $19.1 million. In Canada, properties held for sale consisted of three properties totaling 397 thousand square feet with a net book value of $5.0 million and four parcels of vacant land totaling 71.4 acres with a book value of $5.2 million.

MAGNA ENTERTAINMENT CORP.

Overview

        MEC owns and operates racetracks in California, Florida, Maryland, Texas, Oklahoma, Pennsylvania, Ohio, Michigan, Oregon, Ontario, Canada and Ebreichsdorf, Austria. Based on revenues, MEC is North America's number one owner and operator of horse racetracks, and is one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. Throughout 2004, MEC operated or managed twelve thoroughbred racetracks, two standardbred (harness racing) racetracks, two racetracks that run both thoroughbred and standardbred meets and one greyhound track, as well as the simulcast wagering venues at these tracks. Subsequent to December 31, 2004, MEC ceased operations at one of its thoroughbred racetracks and at its only greyhound track. These were operations in leased facilities and the leases were not renewed for 2005. In addition, MEC operates off-track betting ("OTB") facilities, a United States national account wagering business known as XpressBet®, which permits customers to place wagers by telephone and over the Internet on horse races run at over 100 North American racetracks and internationally on races in Australia, South Africa and Dubai, and a European account wagering business known as MagnaBet™. MEC also owns and operates HorseRacing TV™ ("HRTV™"), a television network focused on horseracing that MEC initially launched on the Racetrack Television Network ("RTN"). MEC is in ongoing discussions with cable and satellite operators with the goal of achieving broader distribution for HRTV™. In July 2004, HRTV™ entered into a carriage agreement with the operator of the Dish Network, ™ which dramatically expanded HRTV™'s distribution throughout the United States. HRTV™ is currently distributed to more than 11 million cable and satellite TV subscribers. RTN, in which MEC has a one-third interest, was formed to telecast races from MEC's racetracks and other racetracks, via private direct to home satellite, to paying subscribers. In 2004, MEC launched RaceONTV™ in Europe to provide North American racing content from MEC's racetracks that have agreed to participate in MEC's international distribution network to locations outside North America. MEC also owns a 30% equity interest in AmTote International, Inc., a provider of totalisator services to the pari-mutuel industry. To support certain of MEC's thoroughbred racetracks, MEC owns and operates thoroughbred training centres situated near San Diego, California, in Palm Beach County, Florida and in the Baltimore, Maryland area. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product.

        In addition to MEC's racetracks, MEC owns a significant real estate portfolio, which includes two golf courses and related recreational facilities, as well as three residential developments in various stages of development in Austria, the United States and Canada. MEC is also working with potential developers and strategic partners for the development of leisure and entertainment or retail-based real estate projects on the excess land surrounding, or adjacent to, certain of MEC's premier racetracks. MEC has entered into a predevelopment management agreement with Forest City Enterprises, Inc. ("Forest City") with respect to the planned development of "The Village at Gulfstream Park™", a mixed-use retail, entertainment and residential project at Gulfstream Park. MEC intends to continue to sell its remaining properties held for sale (which had a book value of $2.5 million as of December 31, 2004) and may also sell its residential developments and certain other real estate in order to generate additional capital for its racing business.

2004 Developments and Initiatives

        Initiatives related to the passage of legislation permitting alternative gaming at racetracks, such as slot machines, video lottery terminals and other forms of non-pari-mutuel gaming, are actively underway in a number of states in which MEC operates. The passage of such legislation can be a long and uncertain process. In addition, should alternative gaming legislation be enacted in any jurisdiction, there are a number of factors that will determine the viability and profitability of such an operation at one of MEC's racetracks. These factors include, without limitation, the income or revenue sharing terms contained in the legislation and applicable licenses, the conditions governing the operation of the gaming facility, the number, size and location of the other sites which are licensed to offer alternative gaming in competition with MEC, and the availability of financing on acceptable terms and the provisions of any ongoing agreements with the parties from whom MEC purchased the racetrack in question. Alternative gaming legislation has passed in each of Pennsylvania and Oklahoma during the past year and there is a pending legislative initiative in Florida.

(a)    Pennsylvania

  The Pennsylvania Race Horse Development and Gaming Act (the "Act") was passed into legislation in July 2004. The legislation authorizes the granting of slot machine licenses to up to seven Category 1 licensed facilities (i.e. racetracks) and up to five Category 2 licensed facilities (i.e. non-tracks), along with limited licenses to up to two Category 3 licensed facilities (i.e. resort hotels). Those racetracks and non-track facilities that successfully apply for slot machine licenses will be permitted to operate between 1,500 and 3,000 slot machines each, subject to future expansion of up to 2,000 additional machines per facility with the approval of the Pennsylvania Gaming Control Board ("PGCB"). The licensed resort facilities will be permitted to operate, on a limited basis, up to 500 machines each.

  Each racetrack slot machine licensee in Pennsylvania will be required to pay 34% of its daily gross revenues from gaming less all monetary payouts ("Gross Terminal Revenues") to the State Gaming Fund, 4% of its Gross Terminal Revenues as a local share assessment, 5% of its Gross Terminal Revenues to the Pennsylvania Gaming Economic Development and Tourism Fund and a maximum of 12% of its Gross Terminal Revenues to a pool (the "Horsemen Pool") for distribution to each racetrack's horsemen, in the form of purses and other awards. Non-track and resort facilities will be bound to make the same percentage distributions but, since they do not conduct horseracing, they will contribute to the Horsemen Pool that portion of their Gross Terminal Revenues which is equal, on a pro rata basis, to the amount contributed to the Horsemen Pool by Category 1 licensees. The Horsemen Pool will then be allocated among the horsemen at each of the Category 1 licensed facilities, with the intention of providing payments to the horsemen at each racetrack, which are equivalent to 18% of that track's Gross Terminal Revenues.

  All racetrack licensees offering slot machines in Pennsylvania must pay an upfront fee of $50.0 million and will be required to commit a minimum of $5.0 million over a five year period, and a minimum of $0.25 million annually for five years thereafter, for improvements and maintenance of its backstretch. The legalization of alternative gaming at Pennsylvania racetracks is anticipated to have a significant positive impact on purses and on the Pennsylvania horseracing industry in general. MEC intends to pursue an application for a slot machine license at The Meadows, MEC's racetrack in the Pittsburgh area, in accordance with the requirements of the legislation and associated regulations without delay. The PGCB, created under the legislation to implement and oversee licensee gaming operations, has been fully constituted, but has not yet released the operating regulations or form of licensee application. MEC is closely monitoring this process and will be in a position to pursue its application as soon as permitted by the PGCB.

  Since its enactment, the Act has been subjected to legal challenge by various groups, a development that was not widely anticipated at the time of the Act's passing. These legal challenges are currently being considered by the courts and are being vigorously defended by both the State of Pennsylvania and interested industry representatives.

(b)    Oklahoma

  Under new legislation that was approved by the citizens of the State of Oklahoma in a referendum held on November 2, 2004, Remington Park, MEC's Oklahoma City racetrack, will be permitted, subject to licensing, to operate 650 electronic gaming machines, subject to increases of an additional 50 machines in each of the third and fifth years after the issuance of the applicable license. One of the preconditions to Remington Park's right to operate gaming machines under the new legislation was the ratification of a model tribal-state gaming compact by at least four Oklahoma Native American tribes, which has now occurred. The Oklahoma HorseRacing Commission ("OHRC") is empowered under the legislation to oversee licensees' applications and operations and continues to work on the form of regulations and applications it will require. MEC intends to closely monitor this process and to be in a position to pursue its license application as soon as permitted by the OHRC.

(c)    Florida

  On November 2, 2004, Amendment 4 to the Florida State Constitution was approved, permitting the governing bodies of Broward and Miami-Dade counties to each hold a county-wide referendum on whether to authorize slot machines within existing, licensed pari-mutuel facilities that have conducted live racing during each of the last two years. The referendum was scheduled for vote in Broward County, where Gulfstream Park is located, on March 8, 2005. Based on preliminary unofficial results on March 9, 2005 from Broward County Supervisor of Elections, voters in Broward County have approved the referendum question by majority vote, which means that slot machines are authorized at qualifying pari-mutuel facilities in Broward County, subject to the enactment of applicable legislation and licensing. Pursuant to Amendment 4, the state legislature is now required to adopt implementing legislation in the next regular legislative session, with an effective date no later than July 1, 2005. MEC has entered into an agreement with Broward County, identical in principal terms to agreements entered into by the three other pari-mutuel facilities in that County, that contains, among other things, provision for payment to the County of 1.5% of Gross Terminal Revenues up to a level of $250.0 million of Gross Terminal Revenues and 2.0% on Gross Terminal Revenues in excess thereof. If the Broward County referendum is approved and officially certified, MEC is required to enter into an agreement with the city in which Gulfstream Park is located, Hallandale Beach, providing for, among other things, a payment of a percentage of Gross Terminal Revenues to that city. In 2004, MEC committed $2.5 million to the advancement of the state-wide referendum campaign and, in 2005, MEC has committed up to an additional $3.0 million to the county referendum and state legislative campaigns.

        The redevelopment of Gulfstream Park commenced in 2004. The project includes significant modifications and enhancements to the racing surfaces and stable area, including the construction of a new, wider turf course. The new dirt and turf tracks were completed for the start of Gulfstream's 2005 meet. The project also includes the construction of a modern clubhouse/grandstand, offering an array of restaurants and entertainment facilities. The capital budget for the redevelopment of Gulfstream Park is approximately $145.0 million, which MEC is partially financing through the MEC Project Financing discussed earlier.

        The redevelopment of the racing surfaces at Laurel Park also commenced in 2004. The project includes significant modifications and enhancements to the racing surfaces, including the construction of a new, wider turf course. As a result of the redevelopment, Laurel Park's 2004 summer meet, which ran from July 31, 2004 to August 27, 2004, and the fall meet, which ran from November 4, 2004 to December 31, 2004, were moved to Pimlico Race Course. The new dirt track was completed in January 2005 and the new turf track is scheduled to be completed prior to the start of Laurel Park's 2005 summer meet, which commences on August 6, 2005. MEC is also considering a redevelopment of the entire stable area at Laurel Park.

        In October 2003, MEC signed a Letter of Intent to explore the possibility of a joint venture between Forest City and various MEC affiliates anticipating the ownership and development of a portion of the Gulfstream Park racetrack. In April 2004, MEC signed a Pre-Development Management Agreement (the "Agreement") which governs the activities of the parties and obligates the parties to work together to plan, design, entitle, pre-lease, contract to construct and finance a project. The Agreement also contemplates a conceptual development and business plan for the project. Upon execution of the Agreement, Forest City paid $1.0 million to MEC in consideration for their right to work exclusively with MEC on this project and to secure the performance of their obligations under the Agreement. Forest City and MEC then collectively developed a Business Plan and, upon its completion, Forest City provided an additional $1.0 million to MEC. These two deposits have been included in MEC's account payable and accrued liabilities on the Company's consolidated balance sheets. Under certain conditions, these deposits may be refundable to Forest City. Under the terms of the Letter of Intent and also the Agreement, MEC may be responsible for additional equity contributions, however, to December 31, 2004, it has not made any such contributions.

        In April 2004, MEC signed a Letter of Intent to explore the possibility of joint ventures between Caruso Affiliates Holdings and various MEC affiliates to develop certain undeveloped lands surrounding the Santa Anita Park and Golden Gate Fields racetracks. Upon execution of this Letter of Intent, MEC deposited $0.2 million into a joint account to be used for the purpose of co-funding the development of a business plan for each of these projects, with the goal of entering into Operating Agreements by May 31, 2005. MEC contributed an additional $0.2 million to this account in 2004. The deposits have been included in MEC's other assets on the Company's consolidated balance sheets. MEC is continuing to explore these developmental opportunities, but to December 31, 2004 has not entered into definitive Operating Agreements on either of these potential developments. Under the terms of the Letter of Intent, MEC may be responsible for additional equity contributions, however, to December 31, 2004, it has not made any such contributions.

        On August 24, 2004, MI Racing Inc., MEC's wholly-owned subsidiary, sold the real property and associated racetrack license of Great Lakes Downs to Richmond Racing Co., LLC ("Richmond Racing") for approximately $4.2 million. The consideration included cash of $0.2 million and the issuance of a 20-year promissory note with a principal amount of $4.0 million, which bears interest at 5.0% per annum. MI Racing Inc. also entered into a lease agreement with Richmond Racing, which gives MI Racing Inc. the conditional right to continue operating Great Lakes Downs and conduct thoroughbred race meetings at the racetrack. The lease is for an initial term of five years with an option to renew the lease for up to three additional periods of five years each. MI Racing also has an option to repurchase the property and associated racetrack license of Great Lakes Downs from Richmond Racing in the event MEC is unsuccessful in obtaining a racetrack license for the proposed Romulus, Michigan racetrack or in the event that state law in Michigan is amended to allow an entity to hold more than one racetrack license.

        MEC has applied for horseracing licenses in certain other jurisdictions, including the Detroit, Michigan area where MEC has proposed to develop a new racetrack, subject to regulatory and other approvals. In October 2003, a subsidiary of the Company purchased vacant land in Romulus, Michigan, which may serve as the site of the proposed racetrack. In September 2004, the Company entered into an option agreement to sell 100% of the shares of its subsidiary, which holds the land in Romulus, Michigan, to a subsidiary of MEC for $33.5 million. The option expires on June 30, 2005. If MEC is unable to obtain a racing license for this site, then MEC would incur a write-down of the costs that have been incurred with respect to entitlements on this property and in the pursuit of this license. At December 31, 2004, MEC has incurred approximately $2.8 million of costs related to the property and in pursuit of the license.

        On November 1, 2004, certain of MEC's wholly-owned subsidiaries entered into access agreements with Magna and one of its subsidiaries for their use of the golf courses and associated clubhouse, meeting, dining and other facilities at the Magna Golf Club in Aurora, Ontario and Fontana Sports in Oberwaltersdorf, Austria. The agreements, which expire on December 31, 2014, stipulate annual fees of Cdn. $5.0 million, retroactive to January 1, 2004, and 2.5 million euros, retroactive to March 1, 2004, respectively, for the use of the Magna Golf Club and Fontana Sports facilities, which amounts were recognized in the fourth quarter of 2004. In addition, Magna has a right of first refusal to purchase the Magna Golf Club and Fontana Sports.

        On December 23, 2004, MEC announced that it would not renew the lease on Multnomah Greyhound Park in Portland, Oregon when the lease expired on December 31, 2004. MEC purchased the operating rights for the greyhound track in October 2001. Multnomah Greyhound Park had a loss before income taxes in 2004 of $2.6 million.

        The lease on MEC's Bay Meadows site expired December 31, 2004 and, as a result, certain fixed assets were disposed of for $1.0 million, which resulted in a loss of $0.1 million being recognized in 2004. Although MEC is continuing to explore alternative venues, including vacant land that MEC purchased in Dixon, California for future development of a thoroughbred racetrack with an associated retail shopping and entertainment complex, this project is still in the early stages of planning and is subject to regulatory and other approvals. MEC's operating results will be materially adversely affected at least until such time as an alternative venue can be opened or additional revenue source arrangements secured. There can be no assurance that operating at an alternative venue in the future will be as profitable as MEC's Bay Meadows operation has been. Bay Meadows had earnings before income taxes in 2004 of $3.1 million.

        MEC believes that the European marketplace offers significant potential growth for the export of MEC's horseracing. RaceONTV™ is MEC's new service, based near Vienna, Austria, that offers simultaneous broadcasts of North American horse races and other racing content directly to wagering operations located outside of North America. RaceONTV™ commenced operations during the first quarter of 2004. On April 4, 2004, MEC opened its newest racetrack, Magna Racino™, near Vienna, Austria. MEC anticipates hosting 50 days of live racing annually at the Magna Racino™ in a mixed thoroughbred and standardbred meet. On September 4, 2004, a gaming facility at the Magna Racino™ was opened, which includes an entertainment venue, as well as alternative gaming and a race and sports book operated by third parties under commission-based agreements with MEC.

Seasonality

        Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. Because five of MEC's largest racetracks (Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Pimlico Race Course and Golden Gate Fields) run live race meets principally during the first half of the year, MEC's racing operations have historically operated at a loss in the second half of the year, with MEC's third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

Management's Discussion and Analysis of Operations and Financial Position
For the year ended December 31, 2004

MEC Results of Operations

Basis of Presentation

        The following discussion is based on MEC's actual results of operations included in MID's consolidated statements of income (loss) for the years ending December 31, 2004 and 2003.

Racing Operations

        In 2004, MEC operated its largest racetracks for 42 fewer live race days than in the prior year, primarily due to the cancellation of the quarter horse race meet at Lone Star Park and The Maryland Jockey Club's desired reduction in race days. Pimlico Race Course and Laurel Park combined had 195 live race days in 2004 as compared to 213 live race days in 2003. MEC's other racetracks operated an additional 43 live race days in 2004, compared to the prior year, primarily due to the opening of Magna Racino™ on April 4, 2004, which added 50 live race days, and the return of the spring quarter horse race meet at Remington Park, which added 11 live race days, partially offset by 8 fewer live race days at Portland Meadows as a result of Portland Meadows' desired reduction in race days.

        Set forth below is a list of MEC's total live race days by racetrack for the years ended December 31, 2004 and 2003.

Live Race Days

	2004	2003
Largest Racetracks:
Santa Anita Park [1]	84	86
Gulfstream Park	91	89
Golden Gate Fields	105	106
Bay Meadows	104	105
Laurel Park	58	142
Lone Star Park	81	103
Pimlico Race Course	137	71

	660	702

Other Racetracks:
The Meadows	206	207
Thistledown	183	188
Flamboro Downs	258	262
Remington Park	93	82
Portland Meadows	78	86
Great Lakes Downs	118	118
Magna Racino™	50	—

	986	943

Total	1,646	1,645

1
Excludes The Oak Tree Meet which consisted of 26 days in 2004 and 32 days in 2003.

        MEC's total revenues in 2004 were $725.2 million, including $701.6 million from racing operations and $23.6 million from other operations. This compares to revenues of $697.8 million in 2003, which included $678.7 million from racing operations and $19.1 million from other operations. The revenue increase of $22.9 million, or 3%, in MEC's racing operations is primarily attributable to the acquisition of Flamboro Downs on April 16, 2003, the opening of MEC's newest racetrack, Magna Racino™, near Vienna, Austria on April 4, 2004, increased decoder revenues at MEC's California racetracks as a result of revenue being recognized for amounts previously in dispute, increased attendance and wagering at Pimlico on the Preakness Stakes®, increased revenues earned at Lone Star Park at Grand Prairie as a result of hosting the 2004 Breeders' Cup™ and increased stall rent at Palm Meadows®, MEC's thoroughbred training center in Palm Beach County, Florida, partially offset by fewer live race days at MEC's largest tracks and reduced on-track and inter-track wagering revenues at several of MEC's facilities due to lower average daily attendance.

        In 2004, gross wagering revenues from MEC's racing operations decreased $2.6 million to $559.3 million compared to $561.9 million in 2003, primarily due to a number of the factors noted above. Non-wagering revenues for the year ended December 31, 2004 increased by $15.5 million, or 13%, to $132.3 million, compared to $116.7 million in 2003, primarily due to the opening of Magna Racino™, the acquisition of Flamboro Downs, increased decoder revenues at MEC's California racetracks, increased admissions and parking revenues at The Maryland Jockey Club due to increased attendance during the Preakness Stakes®, increased commissions earned at Lone Star Park at Grand Prairie as a result of the 2004 Breeders' Cup™, and increased stall rent at Palm Meadows®. As a percentage of gross wagering revenues, non-wagering revenues increased from 21% in 2003 to 25% in 2004, primarily as a result of the same factors.

        Golf and other revenues increased 24% from $19.1 million in 2003 to $23.6 million in 2004, primarily due to higher annual dues and initiation fee revenues from MEC's Magna Golf Club and Fontana Sports facilities as a result of increased membership at both facilities.

Purses, Awards and Other

        Purses, awards and other increased 1% to $340.0 million in 2004 from $336.8 million in 2003, primarily due to increased wagering at Pimlico during the Preakness Stakes®, the opening of Magna Racino™ for live racing and the acquisition of Flamboro Downs, partially offset by reduced gross wagering revenues at several of MEC's facilities in 2004. As a percentage of gross wagering revenues, purses, awards and other increased from 60% in 2003 to 61% in 2004, primarily due to the mix of wagers made, the states the wagers were made in and the mix of on-track versus off-track wagering.

Operating Costs

        MEC's operating costs principally include salaries and benefits, utilities, the cost of food and beverages sold, racetrack repairs and maintenance expenses, sales and marketing expenses, rent, printing costs, property taxes, license fees, insurance premiums and predevelopment costs.

        Operating costs in MEC's racing operations increased $58.8 million, or 21%, to $333.9 million in 2004, primarily due to increased predevelopment costs, the opening of Magna Racino™ for live racing, pre-operating and start-up costs related to RaceONTV™ and other European business developments, the acquisition of Flamboro Downs, additional distribution and production costs at HRTV™ as a result of the carriage agreement with the operator of the Dish Network™, and increased costs at Santa Anita Park with the opening of an entertainment facility including a new restaurant and sports bar.

        Predevelopment costs were $20.5 million in 2004, compared to $8.8 million in 2003. Predevelopment costs in 2004 represent costs of $13.5 million incurred pursuing alternative gaming opportunities in states where MEC currently operates, $2.7 million on the development of a simplified wagering machine that will simplify the pari-mutuel wagering process for the customer, $1.3 million of costs relating to the Laurel Park redevelopment and $3.0 million of costs relating to development initiatives undertaken to enhance MEC's racing operations. In 2003, the predevelopment and other costs that MEC incurred represented costs of $4.2 million pursuing alternative gaming opportunities, a $0.8 million write-off of information technology costs which were determined to have no future benefit, $0.7 million of disposal costs related to excess real estate at Golden Gate Fields and $3.1 million of costs relating to developmental initiatives undertaken to enhance MEC's racing operations.

        As a percentage of total revenues, operating costs increased from 39% in 2003 to 46% in 2004, primarily due to the factors described above.

General and Administrative Expenses

        MEC's general and administrative expenses were $70.1 million in 2004, compared to $69.0 million in 2003. General and administrative expenses in 2004 include approximately $2.7 million of costs that relate to the start-up of MEC's European business units. Excluding these start-up costs, general and administrative expenses decreased by $1.6 million from the comparable period as a result of focused efforts to reduce costs. Corporate costs included in general and administrative expenses declined approximately $0.9 million as a result of reduced salaries and wages, which were largely offset by expenses related to compliance with the Sarbanes-Oxley Act of 2002, bank service charges, increased rent at MEC's head office and costs incurred related to the Proposed MEC Privatization. General and administrative expenses were 10% of total racing revenues in 2004 and 2003.

Depreciation and Amortization Expense

        Depreciation and amortization increased $6.4 million from $31.9 million in 2003 to $38.3 million in 2004, primarily due to depreciation at Magna Racino,™ which commenced operations on April 4, 2004, and increased depreciation at MEC's Palm Meadows® training center related to additional stall and dormitory construction, partially offset by reduced depreciation at Gulfstream Park as a result of the write-down of long-lived assets recorded in the second quarter of 2004 and at Remington Park as a result of the write-down of long-lived assets recorded in the fourth quarter of 2003.

Interest Expense, net

        MEC's net interest expense for the year ended December 31, 2004 increased by $11.0 million over the prior year to $26.2 million. The higher net interest expense is primarily attributable to the issuance of $150.0 million of convertible subordinated notes in June 2003, the issuance of a 15.0 million euro term loan facility in the first quarter of 2004, borrowing on MEC's Corporate revolving credit facility, as well as less interest capitalized with respect to projects under development. In 2004, $3.9 million of interest was capitalized with respect to projects under development, compared to $7.3 million in the prior year.

Write-down of Long-lived and Intangible Assets

        As a result of the major redevelopment of the Gulfstream Park racetrack, which entails the demolition of a substantial portion of the current buildings and related structures, and the redevelopment of Laurel Park's racing surfaces, a write-down of long-lived assets was necessary. As a result, MEC has recognized non-cash write-downs of $26.3 million and $0.4 million relating to Gulfstream Park and Laurel Park's long-lived assets, respectively, during 2004.

        In 2003, MEC recognized a non-cash impairment charge of $3.9 million related to long-lived assets and a non-cash impairment charge of $130.9 million related to racing licenses and other intangible assets.

Gains on Disposal of Real Estate

        In 2004, the sale of four properties held for sale generated income before income taxes of $9.6 million. In 2003, only one property held for sale was sold, generating a nominal gain.

Income Tax Expense (Recovery)

        MEC recorded an income tax recovery of $1.9 million on a loss before dilution losses and other gains, minority interest, and income taxes of $100.3 million for 2004, compared to an income tax recovery of $58.7 million on MEC's loss before dilution losses and other gains, income taxes and minority interest of $165.0 million in 2003. The income tax recovery recorded for 2004 of $1.9 million is primarily due to a reduction in enacted income tax rates in Austria, which resulted in a revaluation of MEC's European net future tax liabilities, partially offset by income tax expense recognized at MEC's Canadian operations and in certain U.S. operations that are not included in MEC's U.S. consolidated income tax return. No tax benefit of losses was recognized in 2004.

Net Loss

        For 2004, MEC's net loss was $57.7 million, compared to a net loss of $62.3 million in fiscal 2003. The net loss includes the impact of dilution losses and other gains and minority interest as detailed later in the MD&A under the heading "MID CONSOLIDATED — MID Consolidated Results of Operations". The $4.6 million decrease in net loss is the result of a $55.1 million decrease in operating loss, higher gains from disposal of real estate of $9.6 million, other gains net of dilution losses of $0.9 million, partially offset by a lower income tax recovery of $56.8 million and a lower minority interest recovery of $4.2 million. The operating loss for 2004 includes a $26.7 million write-down of MEC's long-lived and intangible assets compared to a $134.9 million write-down in 2003.

MEC Statements of Cash Flows

Cash Used by Operating Activities

        Cash used by operations before changes in non-cash working capital increased to a use of cash of $45.4 million for 2004 from a nominal use of cash in 2003, primarily due to decreased earnings in 2004, adjusted for the write-downs of long-lived and intangible assets. In 2004, cash generated by non-cash working capital balances was $10.1 million compared to $13.7 million in 2003. Cash provided from non-cash working capital balances in 2004 was primarily due to increases in accounts payable and accrued liabilities and deferred revenues, partially offset by increases in accounts receivable at December 31, 2004, compared to the respective balances at December 31, 2003.

Cash Used in Investing Activities

        Cash used in investment activities during the year ended December 31, 2004 was $121.7 million, including expenditures of $141.0 million on real estate property and fixed asset additions and $0.6 million on other asset additions, partially offset by $19.9 million of net proceeds received on the disposal of property held for sale and fixed assets. Expenditures on real estate property and fixed asset additions in 2004 consisted of $41.7 million on the Gulfstream Park redevelopment, $36.6 million on Magna Racino™, $19.4 million at The Maryland Jockey Club, $12.1 million for construction at MEC's Palm Meadows® training center, $9.7 million on maintenance capital improvement, $4.0 million on the entertainment facility including a new restaurant and sports bar at Santa Anita Park, $0.8 million for the purchase of land in Ocala, Florida and $16.7 million of expenditures related to other racetrack property enhancements, infrastructure and development costs on certain of MEC's properties and technology operations.

Cash Provided by Financing Activities

        Cash provided by financing activities was $117.3 million in 2004, arising from the issuance of debt of $142.6 million, the utilization of MEC's credit facilities in the amount of $29.5 million, the issuance of $0.9 million of MEC's share capital on the exercise of stock options, partially offset by repayments of long-term debt of $55.7 million. The issuance of debt of $142.6 million is comprised primarily of $75.0 million of debt incurred by The Santa Anita Companies, Inc., $23.4 million of debt, net of loan origination expenses of $3.0 million, incurred by Gulfstream Park under the MEC Project Financing discussed earlier, debt of $23.6 million incurred by one of MEC's European subsidiaries, debt incurred by another of MEC's European subsidiaries of $18.4 million, $1.3 million of debt incurred by Pimlico Racing Association, Inc. and $0.9 million of debt incurred to fund the purchase of a mobile video screen that will be used at MEC's racetracks.

MEC Real Estate Properties

        MEC owns a significant real estate portfolio. MEC characterizes this real estate according to the following categories:

(in millions)	December 31, 2004	December 31, 2003
Revenue-producing racing properties	$677.3	$529.2
Under-utilized racing properties	98.3	97.2
Development properties	50.6	122.5
Revenue-producing non-racing properties	83.5	80.6
Properties held for sale	2.5	9.4

	$912.2	$838.9

        Included in MEC's under-utilized racing properties is land adjacent to several of MEC's racetracks, Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Laurel Park, Pimlico Race Course and Magna Racino™, totalling approximately 786 acres. MEC is considering a variety of options with respect to this excess land, including entertainment and retail-based developments that could be undertaken in conjunction with business partners who could be expected to provide the necessary financing.

        MEC's development properties, which are largely undeveloped, include: approximately 27 acres of land in Oberwaltersdorf, Austria, located approximately 20 miles south of Vienna, Austria; approximately 800 acres of land in upstate New York; approximately 260 acres of land in Dixon, California, located approximately 20 miles southwest of Sacramento; approximately 491 acres of land in Ocala, Florida; 157 acres of land in Palm Beach County, Florida, adjacent to MEC's Palm Meadows® training facility, which is currently in the initial stages of development as a residential community; and approximately 21 acres of land in Aurora, Ontario, adjacent to one of MEC's golf courses, which is currently under development for a residential community.

        MEC's revenue-producing non-racing real estate consists of two golf courses that MEC owns and operates, Fontana Sports and Magna Golf Club. Fontana Sports, which opened in 1997, is a semi-private sports facility located in Oberwaltersdorf, Austria that includes an 18-hole golf course, a tennis club, and a clubhouse which contains a dining facility, a pro shop and a fitness facility. The Magna Golf Club, an 18-hole golf course in Aurora, Ontario, adjacent to the Company's and Magna's headquarters approximately 30 miles north of Toronto, opened in May 2001. The clubhouse was completed in the spring of 2002 and contains a dining facility, a members' lounge, a pro shop and a fitness facility.

MID CONSOLIDATED

MID Consolidated Results of Operations

Overview

        The following discussions are related to the consolidated operating results for the Company as it relates to its Real Estate Business and its controlling interest in MEC for the 2004 fiscal period. For a more detailed discussion of the fiscal 2004 operating results of the Real Estate Business and MEC, please refer to the discussion under the headings "REAL ESTATE BUSINESS — Real Estate Business Results of Operations" and "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations", respectively.

Selected Annual Information

For the years ended and as at December 31 (in thousands, except for per share information)	2004	2003	2002
Revenues:
Real Estate Business	$128,772	$116,180	$86,103
MEC	725,188	697,786	540,330
Eliminations[1]	(85)	—	—

	$853,875	$813,966	$626,433

Net income (loss):
Real Estate Business	$52,263	$29,972	$21,839
MEC	(57,717)	(62,316)	(11,289)
Eliminations[1]	(3,046)	—	—

	$(8,500)	$(32,344)	$10,550

Assets:
Real Estate Business	$1,651,515	$1,302,376	$1,058,434
MEC	1,417,823	1,329,766	1,259,572
Eliminations[1]	(29,472)	—	—

	$3,039,866	$2,632,142	$2,318,006

Total debt:
Real Estate Business	$226,046	$6,931	$6,774
MEC	524,249	395,703	249,717
Eliminations[1]	(26,426)	—	—

	$723,869	$402,634	$256,491

Cash dividends declared per share	$0.36	$—	$—

Basic and diluted loss per share[2]	$(0.18)	$(1.03)	N/A
1
Transactions and balances between the Real Estate Business and Magna Entertainment Corp. have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions and balances between these two segments, which are further described in note 23(a) to the consolidated financial statements are eliminated in the consolidated results of operations and financial position of the Company.

2
Loss per share for 2003 is calculated based on the Company's results from August 30, 2003, the date from which the Company's shares were outstanding. See note 13 to the consolidated financial statements.

Revenues

        Consolidated revenues increased by $39.9 million, or 5%, to $853.9 million compared to the prior year. Revenues, in the Real Estate Business, excluding interest income from MEC, increased by $12.5 million, or 11% for the year ended December 31, 2004 primarily as a result of the weakening of the U.S. dollar relative to the euro and Canadian dollar, contractual rent increases and completed projects that came on-stream.

        MEC revenues increased by $27.4 million, or 4% for 2004 primarily due to the acquisition of Flamboro Downs on April 16, 2003, the opening of Magna Racino™, increased decoder revenues at MEC's California racetracks, increased attendance and wagering at Pimlico during the Preakness Stakes®, increased revenues earned at Lone Star Park at Grand Prairie as a result of hosting the 2004 Breeders' Cup™ and increased stall rent at Palm Meadows®, partially offset by fewer live race days at MEC's largest tracks and reduced on-track and inter-track wagering revenues at several of MEC's facilities due to lower average daily attendance.

Operating Costs and Expenses

        Consolidated operating costs and expenses decreased by $34.0 million, or 4%, to $896.8 million for 2004.

        Operating costs and expenses in the Real Estate Business decreased $9.3 million, or 14%, to $58.7 million in the year ended December 31, 2004 compared to the prior year. Interest costs decreased by $26.0 million, primarily as a result of the recapitalization of the Company as part of the Spin-off Transactions. This reduction in operating costs was offset by increases in general and administrative expenses of $14.6 million and depreciation and amortization of $2.1 million. General and administrative expenses increased primarily as a result of the employment settlement expense of $7.0 million, costs of the Proposed MEC Privatization of $2.7 million and the incremental costs associated with MID being a public company.

        The decrease in MEC's operating costs and expenses amounted to $27.7 million in 2004 compared to the prior year. Operating costs and expenses decreased primarily due to a $108.2 million lower write-down of long-lived and intangible assets in 2004 compared to 2003, offset partially by increased predevelopment costs, the opening of Magna Racino™ for live racing, pre-operating and start-up costs related to RaceONTV™ and other European business developments, the acquisition of Flamboro Downs, additional distribution and production costs at HRTV™, increased depreciation and amortization and increased interest expense.

        Consolidated operating costs and expenses also include approximately $3.0 million of costs incurred by MEC in association with the MEC Project Financing. These costs are recognized by MEC as deferred financing costs but, at a consolidated level, such costs are charged to general and administrative expenses.

Gain (Loss) on Disposal of Real Estate

        For the year ended December 31, 2004, the Company recognized a gain of $9.8 million on the disposal of real estate, compared to a loss of $0.1 million in 2003. During 2004, MEC recorded a gain of $9.6 million on the sale of four real estate properties held for sale, while the Real Estate Business had a gain of $0.2 million on the sale of vacant land.

Dilution Losses and Other Gains

        During the year ended December 31, 2004, the Company recorded dilution losses of $0.1 million related to its investment in MEC as a result of MEC's issuance of 175,000 shares pursuant to the exercise of stock options and the issuance of 24,000 shares pursuant to other stock-based compensation arrangements. No dilution losses were recorded in the year ended December 31, 2003. The Company also recorded a non-cash gain of approximately $1.0 million related to shares of MEC purchased from Fair Enterprise Limited ("FEL") in July 2004 and then sold back to FEL in September 2004 (see note 23(b) to the consolidated financial statements for further details).

Income Taxes

        For the year ended December 31, 2004, income tax expense of $16.0 million was recorded against a loss before dilution losses and other gains, income tax expense and minority interest of $33.1 million. By comparison, in 2003, an income tax recovery of $40.7 million resulted from losses before income tax expense, minority interest and dilution losses of $117.0 million. In 2004, a reduction in enacted income tax rates in Europe led to MEC recognizing a tax benefit of $1.9 million and the Real Estate Business incurring a $1.4 million income tax expense. No tax benefit of losses was recognized by MEC in 2004.

Minority Interest in MEC

        The minority interest related to non-controlling equity interests in MEC resulted in a recovery of $39.8 million for the year ended December 31, 2004, compared to a recovery of $44.0 million for the year ended December 31, 2003. The minority interest recovery decreased because MEC's loss excluding the effect of minority interest and dilution losses and other gains decreased by $7.9 million, from a loss of $106.3 million for 2003 to a loss of $98.4 million for 2004.

Net Loss

        The Company had a net loss of $8.5 million in 2004, compared to a net loss of $32.4 million in 2003. The change was caused by a $22.3 million increase in the Real Estate Business' net income and a $4.6 million decrease in MEC's net loss, partially offset by $3.0 million of costs incurred in relation to the MEC Project Financing, which are expensed in the consolidated results.

Supplementary Consolidated Quarterly Financial Data (Unaudited)

(in thousands, except per share information)

Year Ended December 31, 2004	March 31	June 30	September 30	December 31	Total
Revenue:
Real Estate Business[1]	$32,257	$31,121	$31,398	$33,996	$128,772
MEC[5]	292,674	191,451	105,596	135,467	725,188
Eliminations[7]	—	—	—	(85)	(85)

	$324,931	$222,572	$136,994	$169,378	$853,875

Net income (loss):
Real Estate Business[1,2]	$11,269	$11,905	$11,513	$17,576	$52,263
MEC3,4,[5]	6,252	(8,221)	(27,450)	(28,298)	(57,717)
Eliminations[7]	—	—	—	(3,046)	(3,046)

	$17,521	$3,684	$(15,937)	$(13,768)	$(8,500)

Basic and diluted earnings (loss) per share	$0.36	$0.08	$(0.33)	$(0.29)	$(0.18)

Year Ended December 31, 2003	March 31	June 30	September 30	December 31	Total
Revenue:
Real Estate Business	$26,558	$29,168	$29,485	$30,969	$116,180
MEC[5]	270,115	188,267	104,475	134,929	697,786

	$296,673	$217,435	$133,960	$165,898	$813,966

Net income (loss):
Real Estate Business	$4,070	$4,641	$10,930	$10,331	$29,972
MEC3,4,[5]	7,235	742	(9,556)	(60,737)	(62,316)

	$11,305	$5,383	$1,374	$(50,406)	$(32,344)

Basic and diluted earnings (loss) per share[6]			$0.02	$(1.05)	$(1.03)

1
Fluctuations in the U.S. dollar's value relative to other currencies (in particular, the euro and the Canadian dollar) result in fluctuations in the reported U.S. dollar value of the Real Estate Business' results of operations. Fluctuations in the quarterly results are driven by these foreign exchange rates. Refer to the section entitled "FOURTH QUARTER" for a summary of the quarterly foreign exchange rates for fiscal 2004.

2
The Real Estate Business' results include (i) the impact of costs related to employee settlement expenses of $7.0 million ($4.9 million net of income taxes), including $3.9 million of costs incurred in the first quarter ($3.0 million net of income taxes) and $3.1 million of costs incurred in the third quarter ($1.9 million net of income taxes), (ii) $2.7 million ($2.4 million net of income taxes) of costs in the third quarter of 2004 related to the Proposed MEC Privatization, and (iii) a $1.4 million net future income tax charge incurred in the second quarter ($2.0 million charge) and fourth quarter ($0.6 million credit) in order to revalue future tax assets related to European operations to reflect changes in corporate income tax rates.

3
MEC's results of operations include $26.7 million ($15.6 million after related minority interest recovery) of non-cash write-downs of MEC's long-lived assets recorded during the second quarter of 2004 ($134.9 million, or $47.9 million after related tax and minority interest recoveries, in the fourth quarter of 2003).

4
Net income (loss) for MEC is net of minority interest and dilution losses.

5
Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. This seasonality has resulted in large quarterly fluctuations in revenue and operating results. Refer to the section entitled "MAGNA ENTERTAINMENT CORP. — Seasonality" for further details.

6
Earnings (loss) per share are calculated based on the Company's results from August 30, the date after which the Company's shares were effectively outstanding. See note 13 to the consolidated financial statements for details.

7
Transactions between the Real Estate Business and Magna Entertainment Corp. have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments, which are further described in note 23(a) to the consolidated financial statements, are eliminated in the consolidated results of operations of the Company.

LIQUIDITY AND CAPITAL RESOURCES

Real Estate Business

        The Real Estate Business generated funds from operations of $92.7 million during the year ended December 31, 2004 and at December 31, 2004 had cash and cash equivalents of $228.9 million and shareholders' equity of $1.3 billion.

        The outstanding long-term debt in the Real Estate Business at December 31, 2004 was $226.0 million, which is comprised of $219.2 million of Senior Unsecured Debentures due December 2016 and $6.8 million of mortgages payable on two properties.

        The Company has an unsecured senior revolving credit facility in the amount of $50.0 million. The credit facility is available by way of U.S. or Canadian dollar loans or letters of credit. The credit facility expires on December 23, 2005, unless extended with the consent of both parties. Interest on drawn amounts is calculated based on an applicable margin determined by the Real Estate Business' ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization. Currently, the Company is subject to the lowest applicable margin available, with drawn amounts incurring interest at the London Interbank Offered Rate ("LIBOR") or bankers' acceptance rates plus 1%, or the U.S. base or Canadian prime rate. The credit facility contains negative and affirmative financial and operating covenants. At December 31, 2004, the Company was in compliance with all of these covenants. At December 31, 2004, the Company had no borrowings under the facility, but the Company had issued letters of credit totaling $0.3 million.

        Management believes that the Real Estate Business could access additional capital by issuing debt, equity or a combination of securities. With shareholders' equity of $1.3 billion at December 31, 2004, the Real Estate Business' debt to total capitalization ratio is 14%. Management believes that the Real Estate Business' cash resources, funds from operations, and available third-party borrowings will be sufficient to finance its operations and capital expenditure program during the next year. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

MEC

        MEC's working capital, excluding cash and cash equivalents, bank indebtedness, and the current portion of long-term debt, was ($72.5) million at December 31, 2004, compared to ($55.6) million at December 31, 2003. The decrease in working capital, excluding cash and cash equivalents, bank indebtedness and the current portion of long-term debt, was primarily related to an increase in current liabilities of $37.4 million excluding bank indebtedness and the current portion of long-term debt, partially offset by an increase in current assets of $20.4 million excluding cash and cash equivalents.

        In addition to the MEC Project Financing discussed earlier under the heading of "SIGNIFICANT EVENTS — MEC Project Financing", MEC has undertaken the following financing arrangements:

  •
  In December 2004, one of MEC's European subsidiaries entered into a financing arrangement that is collateralized by an assignment of the future amounts receivable under the Fontana Sports access agreement. MEC received proceeds of 17.6 million euros in December 2004 that is repayable in nine annual instalments of 2.5 million euros commencing January 1, 2006 until the ninth instalment has been made in 2014. The interest rate implicit in the arrangement is 5.2%. At December 31, 2004, $23.9 million was outstanding under this arrangement. On February 18, 2005, one of MEC's Canadian subsidiaries entered into a similar arrangement that is collateralized by an assignment of the future amounts receivable under the Magna Golf Club access agreement. MEC received proceeds of Cdn. $13.7 million that is repayable in three annual instalments of Cdn. $5.0 million commencing January 1, 2006 until the third instalment has been made in 2008. The interest rate implicit in the arrangement is 5.1%.

  •
  One of MEC's subsidiaries, The Santa Anita Companies, Inc. ("SAC"), is party to a secured term loan facility that was scheduled to mature on November 30, 2004, however, on October 7, 2004, the facility was amended and extended until October 7, 2007, subject to a further extension at SAC's option to October 7, 2009. Under the facility, SAC is entitled to borrow up to a maximum of $75.0 million. Borrowings under the facility bear interest at either the U.S. prime rate or LIBOR plus 2.0% per annum. Effective November 1, 2004, MEC has entered into an interest rate swap contract and fixed the rate of interest at 5.4% per annum to October 31, 2007 on a notional amount of 40% of the outstanding balance under the amended and extended facility. The loan facility is guaranteed by the Los Angeles Turf Club, Incorporated ("LATC"), MEC's wholly-owned subsidiary, and is secured by a First Deed of Trust on Santa Anita Park and the surrounding real property, an assignment of the lease between LATC, the racetrack operator, and SAC and a pledge of all of the outstanding capital stock of LATC and SAC. At December 31, 2004, $73.8 million was outstanding under this fully drawn facility.

  •
  In October 2004, the credit agreement for MEC's $50.0 million senior secured revolving credit facility was amended and extended until October 10, 2005, and may be further extended with the consent of both parties. Loans under the facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC's subsidiaries which own and operate Golden Gate Fields and Santa Anita Park. At December 31, 2004, MEC had borrowed $27.5 million and issued letters of credit totalling $21.9 million under this facility. On February 18, 2005, MEC amended its credit agreement including the financial covenants for the facility effective December 31, 2004 and accordingly, at December 31, 2004, MEC was in compliance with the amended agreement and related financial covenants. However, MEC's ability to continue to meet these financial covenants may be adversely affected by a deterioration in business conditions or results of operations, adverse regulatory developments and other events beyond MEC's control. It is possible that MEC may not be able to meet the financial covenants under the $50.0 million senior revolving credit facility, as currently stated, at the quarterly reporting dates during the remaining term of the facility. If MEC fails to comply with these financial covenants and the bank is unwilling to waive such a covenant breach or amend the agreement and related financial covenants, it will result in the occurrence of an event of default under the facility, and the bank could, therefore, demand repayment. In addition, as a result of the cross-default provision in the SAC term loan facility, a default under the senior secured revolving credit facility would also constitute an event of default under the SAC term loan facility, unless waived by the lender, and the lender could therefore demand repayment.

  •
  A subsidiary of MEC, Pimlico Racing Association, Inc., had a $10.0 million revolving credit loan facility that was scheduled to mature on September 7, 2004, but was extended until October 28, 2004, at which date, the facility was converted to a term loan facility, which matures on December 15, 2019. The term loan facility, which bears interest at either the U.S. prime rate or LIBOR plus 2.6% per annum, is secured by deeds of trust on land, buildings and improvements and security interests in all other assets of the subsidiary and certain affiliates of The Maryland Jockey Club. At December 31, 2004, $10.0 million was outstanding under this term loan facility.

  •
  In March 2004, one of MEC's European subsidiaries entered into a 15.0 million euro term loan facility secured by a first and second mortgage on land in Austria owned by the European subsidiary, which bears interest at the European Interbank Offered Rate ("EURIBOR") plus 2% per annum. At December 31, 2004, $20.3 million was outstanding under this facility, which matures on December 15, 2006.

  •
  In June 2003, MEC issued $150.0 million of 8.55% convertible subordinated notes, which are convertible at any time at the option of the holders into shares of its Class A Subordinate Voting Stock at a conversion price of $7.05 per share, subject to adjustment under certain circumstances, and mature on June 15, 2010. The notes are redeemable at the principal amount together with accrued and unpaid interest, at MEC's option, under certain conditions on or after June 2, 2006. At December 31, 2004, all of the notes remained outstanding.

  •
  In December 2002, MEC issued $75.0 million of 7.25% convertible subordinated notes, which are convertible at any time at the option of the holders into shares of its Class A Subordinate Voting Stock at a conversion price of $8.50 per share, subject to adjustment under certain circumstances, and mature on December 15, 2009. The notes are redeemable at the principal amount together with accrued and unpaid interest, at MEC's option, under certain conditions on or after December 21, 2005. At December 31, 2004, all of the notes remained outstanding.

  •
  One of MEC's European subsidiaries is party to a euro denominated term loan facility, secured by a pledge of land and a guarantee by MEC, which bears interest at 4% per annum. At December 31, 2004, $20.3 million was outstanding on this facility, which matures on February 9, 2007.

  •
  One of MEC's subsidiaries has issued a promissory note denominated in Canadian dollars, secured by two first mortgages and a debenture against Flamboro Downs racetrack and related real estate. At December 31, 2004, the note is valued at $38.8 million and is repayable in annual instalments of $2.1 million with the remaining amount due in June 2007.

  •
  Two of MEC's subsidiaries, which are part of The Maryland Jockey Club, are party to secured term loan facilities that bear interest at 5.0% and 7.0% per annum, respectively. Both term loans have interest rate adjustment clauses that reset to the market rate for a U.S. Treasury security of an equivalent term plus 2.6% at set dates prescribed in the agreements. At December 31, 2004, $17.8 million and $4.5 million, respectively, were outstanding under these fully drawn term loan facilities, which mature on December 1, 2013 and June 7, 2017, respectively.

  •
  On November 27, 2002, contemporaneous with MEC's acquisition of The Maryland Jockey Club, MEC granted the remaining minority interest shareholders of The Maryland Jockey Club the option to sell such interest to MEC at any time during the first five years after closing of the acquisition. A cash payment of $18.3 million plus interest will be required on exercise of the option. At December 31, 2004, this obligation has been included in MEC's long-term debt due after one year on the Company's consolidated balance sheets.

        At December 31, 2004, MEC had cash and cash equivalents of $60.8 million, bank indebtedness of $27.5 million and total shareholders' equity of $336.7 million. At December 31, 2004, MEC was in compliance with all of its debt agreements, as amended, and related covenants.

        MEC expects that during 2005, it will be required to seek additional debt, and/or equity financing in order to fund its current planned operations and the implementation of MEC's strategic plan, including capitalizing on future growth opportunities. MEC also intends to generate cash by monetizing certain of its receivables, selling some of its real estate holdings and other assets and/or entering into leases or similar arrangements with respect to such real estate holdings or other assets in order to fund MEC's current planned operations and certain portions of its strategic plan. If additional financing or other sources of funds are not available to MEC as needed, or on terms that are acceptable to MEC, MEC's business, operations and financial condition may be materially adversely affected, including, without limitation, MEC's ability to add alternative gaming to its racetracks where permitted or improve or expand its operations as planned.

        MEC believes that its current cash resources, cash flow from racing and real estate operations, including proceeds from the anticipated sales of properties held for sale and other assets, will be sufficient to finance its operations and maintenance capital expenditure program during the next year. MEC is currently in active discussions to secure additional financing and sources of funds from, and may enter into transactions with, a variety of public and private sources, which could include MID.

COMMITMENTS, CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Commitments

        At December 31, 2004, the Company had $7.6 million (Real Estate Business — $3.0 million; MEC — $4.6 million) letters of credit issued with various financial institutions to guarantee various of its construction projects. These letters of credit are secured by cash deposits of the Company.

        MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licenses and permits at certain racetracks and to guarantee various construction projects related to activity of its subsidiaries. As at December 31, 2004, these indemnities amounted to $9.0 million with expiration dates through 2005.

        In connection with its acquisition of a controlling interest in The Maryland Jockey Club, Maryland Racing, Inc. ("MRI"), a wholly-owned subsidiary of MEC, agreed with the Maryland Racing Commission to spend a minimum of $5.0 million by August 31, 2003, an additional $5.0 million by December 31, 2003, and an additional $5.0 million by June 30, 2004 on capital expenditures and renovations at Pimlico, Laurel Park, Bowie Training Center and their related facilities and operations. The commitment was fulfilled by December 31, 2004.

Contractual Obligations

        The Company has made commitments for future payment of long-term debt, including capital lease obligations, obligations under operating and facility leases and construction commitments. At December 31, 2004, future payments, including interest payments, under these contractual obligations, excluding obligations between the Real Estate Business and MEC, were as follows:

	2005	2006	2007	2008	2009	Thereafter	Total
Real Estate Business:
Mortgage obligations	$841	$841	$841	$841	$3,540	$2,223	$9,127
Debentures	13,320	13,320	13,320	13,320	13,320	313,418	380,018
Construction and development project commitments	15,193	—	—	—	—	—	15,193

	29,354	14,161	14,161	14,161	16,860	315,641	404,338

MEC:
Long-term debt	27,517	63,985	129,125	7,154	7,063	46,722	281,566
Note obligations	18,263	18,263	18,263	18,263	93,263	156,413	322,728
Capital lease obligations	1,320	1,320	1,452	1,452	1,452	29,964	36,960
Operating and facility leases	3,150	1,421	1,030	852	555	532	7,540
Construction and development project commitments	78,600	—	—	—	—	—	78,600
Other long-term liabilities	11,919	—	—	—	—	—	11,919

	140,769	84,989	149,870	27,721	102,333	233,631	739,313

Consolidated	$170,123	$99,150	$164,031	$41,882	$119,193	$549,272	$1,143,651

Contingencies

        In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

        The redevelopment of Gulfstream Park commenced in 2004. The new clubhouse/grandstand facility is expected to be operational for the 2006 Gulfstream Park race meet. MEC's goal is to minimize the disruption to the 2005 Gulfstream Park race meet during the construction period. To that end, the new racing surfaces were completed prior to the start of the 2005 meet. However, since the project entails the demolition of a substantial portion of the current buildings and related structures, temporary facilities have been erected to house the 2005 meet. Although the redevelopment is being scheduled to minimize interference with Gulfstream Park's racing season, with a project of this magnitude, there will be a temporary disruption of Gulfstream Park's operations during the 2005 meet and there is a risk that the redevelopment will not be completed according to schedule. The interference with the racing operations during the meet will result in a reduction in the revenues and earnings generated at Gulfstream Park during its meet.

        MEC is considering a redevelopment of the entire stable area at Laurel Park. In the event that MEC proceeds with this redevelopment as currently contemplated, it would include the construction of new barns, dormitories and grooms' quarters. The aggregate carrying value at December 31, 2004 of the assets that would be demolished if this redevelopment is completed is approximately $3.1 million. If MEC decides to proceed with this redevelopment and obtains the approval of MEC's Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary. If MEC proceeds, the project would be scheduled to minimize any interference with Laurel Park's racing season, however, with a project of this magnitude, there would likely be a temporary disruption of Laurel Park's operations during the racing season and there is a risk that the redevelopment would not be completed according to schedule. Any interference with the racing operations would result in a reduction in the revenues and earnings generated at Laurel Park during that season.

        MEC is also considering a redevelopment of the clubhouse/grandstand at The Meadows. In the event that MEC obtains a slot machine license for The Meadows and this development was to proceed as currently contemplated, it would include the construction of a new clubhouse/grandstand with a facility to house slot machines. The aggregate carrying value at December 31, 2004 of the assets that would be demolished if this redevelopment is completed is approximately $8.3 million. If MEC decides to proceed with this redevelopment and obtains the approval of MEC's Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary. If MEC proceeds, MEC's goal would be to minimize any interference with The Meadows' operations, however, with a project of this magnitude, there would likely be a temporary disruption of The Meadows' operations and there is a risk that the redevelopment would not be completed according to schedule. Any interference with the racing operations would result in a reduction in the revenues and earnings generated at The Meadows.

        The Maryland Jockey Club is a party to an agreement (the "Maryland Operating Agreement") with Cloverleaf Enterprises, Inc., the current owner of Rosecroft Raceway, a standardbred track located in Prince George's County in Maryland. The Maryland Operating Agreement replaced a previous agreement (the "Maryland Revenue Sharing Agreement"), which was effective as of January 1, 2000 and expired on April 18, 2004. TheMaryland Operating Agreement has been in effect since June 9, 2004 and expires on April 30, 2005 unless extended by all parties. Under the Maryland Operating Agreement, the parties have agreed to make a good faith effort to reach a long-term agreement on cross-breed simulcasting and OTB facilities in the State of Maryland. Without an arrangement similar in effect to the Maryland Revenue Sharing Agreement or the Maryland Operating Agreement, there would be a material decline in the revenues, earnings and purses of The Maryland Jockey Club. At this time, MEC is uncertain as to the likelihood of a renewal of this agreement on comparable terms.

OFF-BALANCE SHEET ARRANGEMENTS

        Off-balance sheet arrangements consist of derivative financial instruments, letters of credit, guarantee contracts, construction and development project commitments, and certain operating agreements. For a further understanding of these arrangements, please refer to notes 21, 23 and 24 to the consolidated financial statements.

RELATED PARTY TRANSACTIONS

        For a discussion of the Company's transactions with related parties, please refer to notes 3 and 23 to the consolidated financial statements.

FOURTH QUARTER

        The following items occurring in the fourth quarter had a significant impact on the fourth quarter's consolidated results of operation, cash flows and financial condition:

1.
The issuance of the Debentures resulted in $213.1 million of cash being raised in the fourth quarter. Refer to the section entitled "SIGNIFICANT EVENTS — Public Offering of Debentures" for further discussion.

2.
On December 30, 2004, the Real Estate Business acquired a 938 thousand square foot greenfield facility in Bowling Green, Kentucky from Magna for cash consideration of $45.6 million and the assumption of related development liabilities of $15.3 million. Approximately $7.0 million of additional costs are expected to be incurred by MID subsequent to year-end to complete the facility. The facility has been leased back to Magna under an operating lease.

3.
Fluctuation in the U.S. dollar's value relative to other currencies (in particular, the euro and the Canadian dollar) result in fluctuations in the reported U.S. dollar value of assets, liabilities, shareholders' equity, net income, and cash flows. The results for the fourth quarter were significantly impacted by these foreign exchange rates, which were significantly higher than in the previous three quarters as shown below:

	Average exchange rates				Quarter end exchange rates
	Q4'04	Q3'04	Q2'04	Q1'04	Q4'04	Q3'04	Q2'04	Q1'04
1 Canadian dollar equals U.S. dollars	0.821	0.766	0.735	0.758	0.831	0.792	0.755	0.760
1 euro equals U.S. dollars	1.302	1.223	1.206	1.248	1.354	1.240	1.231	1.211

OUTSTANDING SHARES

        As at the date of this MD&A, the Company had 47,712,083 Class A Subordinate Voting Shares and 548,238 Class B Shares outstanding, including 70 thousand Class A Subordinate Voting Shares which were issued subsequent to December 31, 2004, upon the exercise of 70 thousand stock options. For further details, refer to note 14 to the consolidated financial statements.

DIVIDENDS

        During 2004, the Company paid four quarterly dividends of $0.09 per Class A Subordinate Voting Share and Class B Share in respect of the fourth quarter of fiscal 2003 and each of the first three quarters in fiscal 2004. Subsequent to December 31, 2004, the Board of Directors of the Company declared a dividend of $0.09 per Class A Subordinate Voting Share and Class B Share in respect of the three month period ended December 31, 2004.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT RISK

Economic Dependence and Credit Risk

        Substantially all of the Real Estate Business' revenue is from the Magna Group. Magna has an investment-grade credit rating from Standard and Poor's and Dominion Bond Rating Service, which mitigates the Company's credit concentration risk.

        Cash and cash equivalents, which consist of short-term investments including commercial paper, are only invested in governments and corporations with an investment grade credit rating. Limiting the amount that is invested in any one government or corporation further reduces credit concentration risk.

        MEC, in the normal course of business, settles wagers for other racetracks and is thereby exposed to credit risk. These receivables are generally not a significant portion of the Company's total assets and are comprised of a large number of accounts.

Privatization of Magna Subsidiaries

        On October 25, 2004, Magna announced that it had made separate proposals to the respective boards of directors of its three publicly-traded subsidiaries, Decoma, Intier and Tesma, in each case, to acquire all the outstanding Class A Subordinate Voting Shares of each subsidiary not owned by Magna. Each proposal is independent and not conditional on completion of the other transactions. Each of the transactions is proposed to be carried out by way of a court-approved plan of arrangement under Ontario law and is subject to applicable securities laws, including the Ontario rules that specifically govern going-private transactions of this nature. In addition to court approval, each transaction requires the approval of the shareholders of each subsidiary, by way of a majority of the votes cast by holders other than Magna and its affiliates and other insiders.

        On February 4, 2005, Magna and Tesma jointly announced that Magna's proposed privatization of Tesma received shareholder approval on February 1, 2005 and final court approval on February 3, 2005, and became effective on February 6, 2005.

        On February 9, 2005, Magna and Intier jointly announced that they had entered into a definitive arrangement agreement by which Magna would acquire all the outstanding Class A Subordinate Voting Shares of Intier not owned by Magna. The Intier Board of Directors has authorized the submission of the arrangement to a vote of the Intier shareholders. Intier expects to hold the special meeting on March 30, 2005 and expects that the arrangement, if approved, will become effective on April 3, 2005.

        On March 7, 2005, Magna and Decoma jointly announced that Magna's proposed privatization of Decoma received shareholder approval on February 28, 2005 and final court approval on March 2, 2005, and became effective on March 6, 2005.

        Although there can be no assurance provided at this point in time, management does not anticipate any significant adverse impact to the Company's future results of operations in conjunction with the proposed privatization of the Magna subsidiaries.

Currency Risk

        The Company's primary exposure to market risk is with respect to investments made in currencies other than the U.S. dollar. Fluctuations in the U.S. dollar's value relative to other currencies (in particular, the euro and the Canadian dollar) will result in fluctuations in the reported U.S. dollar value of assets, liabilities, shareholders' equity, revenues, expenses, net income, and cash flows. For further details of the Company's revenues and capital assets by geographic region, refer to note 22 to the consolidated financial statements.

        The Company periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions. The Company has not and will not enter into such arrangements for speculative purposes. For further details of the Company's foreign exchange contracts held at December 31, 2004, refer to note 21 to the consolidated financial statements. The Company's currency risk is also partially mitigated by its Debentures which are denominated in Canadian dollars and act as a natural hedge against the Company's net investment made in Canadian dollars and the related cash flows generated in Canadian dollars.

Interest Rate Risk

        MEC, and to a lesser degree the Real Estate Business, is exposed to interest rate risk. Interest rates are sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond the Company's control. Future earnings, cash flows and fair values relating to financial instruments are primarily dependent upon prevalent market rates of interest, such as LIBOR and EURIBOR. Based on interest rates at December 31, 2004 and current credit facilities, a 1% per annum increase or decrease in interest rates on short-term credit facilities and other variable-rate borrowings would not materially affect the Company's annual future earnings or cash flows. Based on borrowing rates currently available, the carrying amount of MEC and the Real Estate Business' debt approximates its fair value.

        In order to mitigate a portion of the interest rate risk associated with its SAC term loan facility, MEC has entered into an interest rate swap contract. Under the terms of this contract, MEC receives a LIBOR-based variable interest rate and pays a fixed rate of 5.4% on a notional amount of 40% of the outstanding balance under the term loan facility, which is $73.8 million as at December 31, 2004. The maturity date of this swap contract is October 7, 2007.

Factors Affecting MEC's Racing Business

        Live race days are a significant factor in the operating and financial performance of MEC's racing business. Another significant factor is the level of wagering per customer on MEC's racing content on-track, at inter-track simulcast locations and at OTB facilities. There are also many other factors that have a significant impact on MEC's racetrack revenues. Such factors include, but are not limited to: attendance at MEC's racetracks, inter-track simulcast locations and OTB facilities; activity through MEC's XpressBet® and MagnaBet™ systems; the number of races conducted at MEC's racetracks and at racetracks whose signals MEC imports; the average field size per race; MEC's ability to attract the industry's top horses and trainers; inclement weather; and changes in the economy.

CRITICAL ACCOUNTING ESTIMATES

Overview

        The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported and disclosed in the consolidated financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates under different assumptions or conditions.

        The Company's significant accounting policies are included in note 1 to the consolidated financial statements. Management believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the Company's consolidated financial statements.

Real Estate Business

Long-lived Assets

        The Real Estate Business' most significant asset is its net investment in real estate properties. Properties are stated at cost less accumulated depreciation, reduced for impairment losses where appropriate. Cost represents acquisition and development costs, capitalized interest, and indirect costs wholly attributable to development. Management tests properties and other long-lived assets for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If testing indicates that the carrying amount of an asset is not recoverable, an impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value. Impairment losses could have a material impact on the Real Estate Business' results of operations and financial position.

        For properties and fixed assets not available for sale, the Real Estate Business periodically assesses whether there are indicators of impairment. If such indicators are present, the Real Estate Business completes a net recoverable amount analysis for the property by determining whether the carrying value of the property can be recovered through undiscounted future cash flows. If the sum of expected future cash flows, undiscounted and without interest charges is less than net book value, the excess of the net book value over the estimated fair value, based on discounted cash flows and appraisals, is charged to operations in the period in which such impairment is determined by management.

        When properties are identified by the Real Estate Business as available for sale, the carrying amount is reduced, if necessary, to the estimated fair value less costs of disposal. Fair value is determined based upon discounted cash flows of the assets, appraisals and, if appropriate, current estimated net sales proceeds from pending offers.

        For real estate properties, depreciation is provided on a straight-line basis over estimated useful lives which are 20 to 40 years for buildings and 10years for parking lots and roadways. Changes in the estimated useful lives of real estate properties could have a material effect on the Company's results of operations.

        Accounting estimates related to long-lived assets are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding cash flows and business operations.

Lease Accounting and Revenue Recognition

        The leases with Magna (the "Leases") are triple-net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties (including property taxes, insurance, utilities and routine repairs and maintenance). Revenues and operating expenses do not include any amounts related to operating costs paid directly by the lessees.

        Substantially all of the Leases provide for either scheduled rent increases or periodic rent increases based on a local price index. Where periodic rent increases depend on a local price index, such rent increases are accounted for as contingent rentals and recognized in income in the applicable future years.

        Where the Company has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Rental revenues under operating leases are recognized on a straight-line basis, whereby the scheduled lease payments are recognized in income over the term of the respective lease. The amount by which the straight-line rental revenue exceeds rents collected in accordance with the lease agreements is included in deferred rent receivable.

        Where substantially all the benefits and risks of ownership of its rental properties have been transferred to tenants, the Company's leases are accounted for as direct financing leases. For properties under direct financing leases, the Company determines an implicit interest rate based on the cost of the subject property (or net book value where appropriate), the minimum lease payments and estimated residual value, and records finance income based on applying this implicit interest rate to the investment in the direct financing lease.

        For leases involving land and buildings, if the fair value of the land exceeds 25% of the consolidated fair value of the land and building at the inception of the lease, the Company evaluates the land and building separately in determining the appropriate lease treatment. In such circumstances, the land lease is typically accounted for as an operating lease, and the building could be accounted for as either an operating lease or direct financing lease, as appropriate.

        Residual values are the estimated fair market values of the properties at the end of the lease term. The initial net investment in direct financing leases includes the present value of the estimated residual value, which amount is implicitly accreted to the estimated residual value over the lease term. Management utilizes third party publications and its own historical experience to determine the estimated fair market values of the properties at the end of the lease term. Management reviews these estimates to evaluate whether they will be recoverable at the end of the lease term. Declines in residual values for direct financing leases are recognized as an immediate charge to income.

        The Real Estate Business' classification of its leases as operating leases or direct financing leases, and the resulting revenue recognition treatment, depends on estimates made by management. If these estimates are inaccurate, there is risk that revenues and income for a period may be overstated or understated.

MEC

Impairment of Intangible and Long-lived Assets

        MEC's most significant intangible assets are racing licenses, which represent the value attributed to licenses to conduct race meets acquired through MEC's acquisition of racetracks. Intangible assets are evaluated for impairment on an annual basis or when impairment indicators are present. An impairment write-down to fair value would occur if discounted cash flows from operations net of the fair value of the long-lived assets is less than the carrying amount of the racing license.

        MEC's long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such events or changes in circumstances are present, MEC assesses the recoverability of the long-lived assets by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows. If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on using discounted future cash flows and appraisals, is charged to operations in the period in which such impairment is determined by management.

        Accounting estimates related to intangibles and long-lived asset impairment assessments are "critical accounting estimates" because they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding cash flows and business operations. Any resulting impairment loss could have a material impact on MEC's results of operations and financial position.

Future Income Tax Assets

        At December 31, 2004, MEC had recorded future tax assets (net of related valuation allowances) in respect of loss carryforwards and other deductible temporary differences. MEC evaluates quarterly the realizability of its future tax assets by assessing its valuation allowance and by adjusting the allowance as necessary. The assessment considers forecasts of future taxable income and tax planning strategies that could be implemented to realize the future tax assets. Should operations not yield future taxable income or if tax planning strategies could not be implemented, there could be a material impact on MEC's consolidated tax expense or recovery and on the amount of MEC's future tax assets reported on the Company's consolidated balance sheet.

Real Estate Business and MEC

Stock-based Compensation

        Effective January 1, 2004, compensation expense is recognized for stock options granted based upon the fair value of the options at the grant date (see the section entitled "NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS — Standards Adopted in 2004" for further details). The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of the Company's control. If other assumptions are used, stock-based compensation expense could be significantly impacted. For further details, please refer to note 17 to the consolidated financial statements.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Standards Adopted in 2004

Stock-based Compensation

        In November 2003, The Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", to require the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. The Company adopted these requirements, on a retroactive basis, effective January 1, 2004. The consolidated statements of income (loss) for the years ended December 31, 2003 and 2002 have not been restated. During the year ended December 31, 2004, the cumulative impact of stock-based compensation for the fiscal years ended December 31, 2003 and 2002 was recognized in the financial statements as an adjustment to opening deficit. At the segment level, the impact of this recognition was an increase in MEC's minority interest of $3.2 million and a decrease in MEC's shareholders' equity of $3.2 million. On a consolidated basis, the impact of the restatement was an increase in minority interest of $3.2 million, an increase in deficit of $4.1 million, and an increase in contributed surplus of $0.9 million.

        For fiscal 2004, the effect of the adoption of the fair value method for stock-based compensation expense was an increase in general and administrative expenses of $2.8 million (Real Estate Business — $1.8 million; MEC — $1.0 million) and a decrease in minority interest expense of $0.4 million.

Standards to be Adopted in 2005

        The following pronouncements become effective for the Company in fiscal 2005 or later. Although the Company does not expect any of these pronouncements to have a material effect, upon adoption, on its reported results of operations or financial position, it is still reviewing the pronouncements and their ultimate impact on the Company's consolidated financial statements has not yet been determined.

Consolidation of Variable Interest Entities

        In June 2003, the CICA approved (with significant amendments in September 2004) an Accounting Guideline, "Consolidation of Variable Interest Entities" ("AcG-15"). AcG-15 provides guidance on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15 applies to annual and interim periods beginning on or after November 1, 2004.

Financial Instruments, Hedges, Other Comprehensive Income

        In January 2004, the CICA amended Handbook Section 3860, "Financial Instruments — Disclosure and Presentation" ("CICA 3860"). CICA 3860 was amended to provide guidance for classifying certain financial instruments that embody obligations that may be settled by the issuance of the issuer's equity shares as debt when the instrument that embodies the obligations does not establish an ownership relationship. These new requirements are to be applied to fiscal years beginning on or after November 1, 2004.

        In January 2005, the CICA issued three new standards in Handbook Sections 1530, "Comprehensive Income", 3855, "Financial Instruments — Recognition and Measurement", and 3865, "Hedges". These standards provide further guidance for how financial instruments are to be reported in financial statements as follows:

  •
  All financial instruments, including derivatives, are to be included on a company's balance sheet and measured, either at their fair values or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. The standards also specify when gains and losses as a result of changes in fair values are to be recognized in the income statement.

  •
  Existing requirements for hedge accounting are extended to comprehensively specify how hedge accounting should be performed.

  •
  Certain gains and losses arising from changes in fair value of financial instruments will be temporarily recorded outside the income statement in Other Comprehensive Income.

        These new standards are effective for annual and interim periods beginning on or after October 1, 2006.

FORWARD-LOOKING STATEMENTS

        The contents of this MD&A contain statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, among others, statements regarding the Company's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good-faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control. These risks and uncertainties include, but are not limited to: global economic conditions; the state of the global automobile industry; the competitive nature of the auto parts industry and its dependence on outsourcing; the financial and operating health of Magna International Inc. and its majority-owned subsidiaries; increased crude oil and energy prices; MID's relationships with its controlling shareholder and with related parties; the potential for non-renewal of expiring leases; potential limitations on MID's ability to renew leases at market rates; foreign currency exchange rates; risks and uncertainties affecting property development, including construction delays, cost overruns, and obtaining necessary permits and financing; losses in excess of tenant insurance coverage; not being able to dispose of assets for sale on advantageous terms; changes to legal and regulatory conditions; the effects of terrorism or war; and risks and uncertainties related to MID's investment in MEC, including expectations as to operational improvements; expectations as to cost savings, revenue growth, and earnings; estimates of costs related to environmental remediation and restoration; proposed new racetracks or other developments, products, and services; expectations that the resolution of contingent liabilities will not have a material adverse effect on MEC's consolidated financial position, operating results, business prospects or liquidity; and other factors set out in MID's Prospectus filed with the Canadian Securities Commissions and the Securities and Exchange Commission. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

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